As filed with the Securities and Exchange Commission on January 23, 2004

Registration No. 333-101537

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ITC^DeltaCom, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	58-2301135
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1791 O.G. Skinner Drive

West Point, Georgia 31833

(706) 385-8000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Larry F. Williams

Chief Executive Officer

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

(706) 385-8000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Richard J. Parrino, Esq.

Charles E. Sieving, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Common Stock

8% Series A Convertible Redeemable Preferred Stock

8% Series B Convertible Redeemable Preferred Stock

Common Stock Purchase Warrants

ITC^DeltaCom, Inc.

This prospectus relates to the offer and sale of the following securities:

•	the offer and sale by the selling securityholders named in this prospectus of:

•	up to 29,935,916 shares of common stock, 327,259 shares of Series A preferred stock, 356,674 shares of Series B preferred stock, 1,013,724 warrants with an exercise price of $5.114 and 2,750,000 warrants with an exercise price of $8.50 which are outstanding as of the date of this prospectus,

•	Series A preferred stock payable by us in the future as dividends on outstanding shares of Series A preferred stock,

•	Series B preferred stock payable by us in the future as dividends on outstanding shares of Series B preferred stock, and

•	common stock issuable by us to the selling securityholders upon their future conversion of the Series A preferred stock or Series B preferred stock or their exercise of the warrants; and

•	the offer and sale by us of the common stock issuable to any investor that purchases warrants offered for sale by the selling securityholders in this offering and that exercises those warrants.

The selling securityholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at varying prices determined at the time of sale or at fixed prices, which may be changed. We will not receive any proceeds from the sale of securities by the selling securityholders.

Our common stock is traded on the NASDAQ SmallCap Market under the symbol “ITCD.” On January 22, 2004, the last sale price of our common stock as reported on the NASDAQ SmallCap Market was $7.02 per share. The preferred stock and the warrants offered by this prospectus are not listed on any securities exchange or traded on the NASDAQ SmallCap Market or included in any other automated quotation system.

See “ Risk Factors” beginning on page 6 for information that you should consider before purchasing the securities offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 23, 2004.

If it is against the law in any state or other jurisdiction to make an offer to sell the securities, or to solicit an offer from someone to buy the securities, then this prospectus does not apply to any person in that state or other jurisdiction, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus or any supplement. Neither we nor any selling securityholder has authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document.

i

SUMMARY

This summary contains important information about ITC^DeltaCom and the offering. We caution you, however, that the summary does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision. You should also consider the additional information set forth in our SEC reports on Forms 10-K, 10-Q and
8-K and in the other documents considered a part of this document. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information.”

Our Company

ITC^DeltaCom is a competitive telecommunications company that provides voice and data telecommunications services to businesses and residential customers in the southern United States on a retail basis and regional telecommunications transmission services to other telecommunications companies on a wholesale basis using our network. We market our residential retail services under the “GrapeVine” trade name. As of September 30, 2003, in connection with these businesses, we owned, operated or managed approximately 10,088 route miles of a fiber optic network which covered portions of ten states in the southern United States, including Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. We also provide customers with colocation services, managed services and professional services primarily through our data center in Suwanee, Georgia.

Our Reorganization

Beginning in the third quarter of 2001, we initiated a strategic and operational restructuring intended to accelerate positive cash flow from operations by emphasizing our core retail services and reducing operating costs. In addition to de-emphasizing some non-core services, the key elements of this strategy have included reduction of our employee base, consolidation of facilities and operations, and reduction of capital expenditures. We also sought to eliminate a substantial portion of our indebtedness and reduce our fixed interest costs.

In order to complete our reorganization expeditiously, we filed a voluntary petition for relief under Chapter 11 of the United States bankruptcy code on June 25, 2002. We consummated our reorganization on October 29, 2002 under a plan confirmed by the bankruptcy court. As of that date, under our plan of reorganization:

•	all of our outstanding senior notes and convertible subordinated notes, in a total principal amount of $515 million plus accrued and unpaid interest, were canceled and the former holders of those notes received in exchange a total of 43,249,948 shares of our new common stock; and

•	all of our outstanding shares of common stock and preferred stock were canceled and the former holders of those securities collectively received a total of 494,398 shares of our new common stock.

Affiliates of Welsh, Carson, Anderson & Stowe, a private equity firm, reported in filings with the SEC that, upon the consummation of our plan of reorganization, and in exchange for the cancellation under the plan of approximately $225.9 million principal amount of our senior notes held by them, they beneficially owned as a group 22,107,085 shares of our common stock. The shares owned by this group represented approximately 49.3% of our shares of common stock outstanding after the plan’s effective date. The current members of this group, together with former affiliates and former and current employees of Welsh, Carson, Anderson & Stowe, are referred to herein as the “Welsh Carson securityholders.”

In connection with our plan of reorganization, some of the selling securityholders under this prospectus collectively acquired in a related private offering, for a purchase price of $29.8 million, 298,154 shares of our Series A preferred stock, 1,013,724 warrants with an exercise price of $5.114 and 1,000,000 shares of our new common stock.

We refer in this prospectus to the warrants we issued in October 2002 as the “Series A warrants.”

Our Acquisition of BTI Telecom Corp.

On October 6, 2003, we completed an acquisition by merger of BTI Telecom Corp. and the other transactions contemplated by our agreement and plan of merger, dated as of July 2, 2003, among us, BTI and the Welsh Carson securityholders. On October 6, 2003, pursuant to the merger agreement, we issued in private offerings:

•	350,000 shares of our Series B preferred stock to some of the Welsh Carson securityholders for a purchase price of $35 million;

•	50,000 shares of our common stock to the BTI shareholders as merger consideration, of which 34,970 shares were issued to the Welsh Carson securityholders; and

•	6,950,000 shares of common stock and 3,000,000 warrants with an exercise price of $8.50 to the Welsh Carson securityholders in exchange for the surrender for cancellation of promissory notes representing $95 million principal amount of BTI indebtedness owing to the Welsh Carson securityholders.

Upon completion of the BTI merger, the Welsh Carson securityholders owned securities representing a majority of the voting power of our securities and, under a governance agreement with us and as holders of the Series B preferred stock, had the right to designate for appointment or to elect a total of four directors to our 11-member board of directors.

We refer in this prospectus to the warrants we issued in October 2003 as the “Series B warrants.”

The Offering

This prospectus relates to the offer and sale of the following securities:

•	the offer and sale by selling securityholders named in this prospectus of 21,950,496 shares of common stock issued on October 29, 2002 under our plan of reorganization;

•	the offer and sale by selling securityholders named in this prospectus of the following securities issued in a private offering in connection with our plan of reorganization and related securities:

•	up to 1,000,000 shares of common stock, 327,259 shares of Series A preferred stock and 1,013,724 Series A warrants which are outstanding as of the date of this prospectus and which the selling securityholders acquired on October 29, 2002 in connection with our plan of reorganization or subsequently as payment-in-kind dividends on outstanding Series A preferred stock,

•	Series A preferred stock payable by us in the future as dividends on outstanding shares of Series A preferred stock, and

•	common stock issuable by us to the selling securityholders upon their future conversion of the Series A preferred stock or future exercise of the Series A warrants;

•	the offer and sale by selling securityholders named in this prospectus of the following securities issued in connection with the BTI merger and related securities:

•	up to 6,983,148 shares of common stock, 356,674 shares of Series B preferred stock and 2,750,000 Series B warrants which are outstanding as of the date of this prospectus and which the selling securityholders acquired on October 6, 2003 in connection with our acquisition of BTI or subsequently as payment-in-kind dividends on outstanding Series B preferred stock,

•	Series B preferred stock payable by us in the future as dividends on outstanding shares of Series B preferred stock, and

•	common stock issuable by us to the selling securityholders upon their future conversion of the Series B preferred stock or future exercise of the Series B warrants; and

•	the offer and sale by us of the common stock issuable to any investor that purchases Series A warrants or Series B warrants offered for sale by the selling securityholders in this offering and that exercises those warrants.

The selling securityholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at varying prices determined at the time of sale or at fixed prices, which may be changed.

Shares of our Series A preferred stock and Series B preferred stock are convertible at any time at the holder’s option into shares of common stock according to the formula for each series specified in our certificate of incorporation. The Series A warrants and Series B warrants are currently exercisable at any time for shares of common stock on a one-for-one basis at the holder’s option. The conversion price of the preferred stock and exercise price of the warrants are subject to adjustment upon the occurrence of specified events.

The common stock, Series A preferred stock, Series B preferred stock, Series A warrants and Series B warrants are separately transferable. The preferred stock and the warrants offered by this prospectus are not listed on any securities exchange or traded on the NASDAQ SmallCap Market or included in any other automated quotation system. For more information about the offered securities, see “Description of the Offered Securities” and “Material U.S. Federal Income Tax Considerations Relating to the Offered Securities.”

We have registered the securities for resale by the selling securityholders in accordance with registration rights we granted to them at the time of their investments. Our registration of the securities does not necessarily mean that the selling securityholders will convert any of the Series A preferred stock or Series B preferred stock, exercise any of the Series A warrants or Series B warrants, or sell any or all of the securities we have registered. For information about the selling securityholders and how they plan to offer the securities for resale, see “Selling Securityholders” and “Plan of Distribution.”

We will not receive any proceeds from the sale of securities by the selling securityholders. We will use for working capital and other general corporate purposes any proceeds we receive from the sale of common stock to any investor that purchases warrants offered for sale by the selling securityholders in this offering and that exercises those warrants.

Our Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges and pre-tax earnings we are required to use to pay dividends on outstanding preferred stock. Earnings consist of income before income tax expense (benefit), preacquisition earnings (loss) and extraordinary loss, plus fixed charges. Fixed charges represent interest expense, including capitalized interest, the amortization of debt issuance costs, and the portion of rental expense under operating leases representing interest, which is estimated to be one-third of such expense.

	Year Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$43,432	$55,852	$75,108	$219,633	$70,721	$40,050

The deficiency of earnings to combined fixed charges and preferred stock dividends for each period other than the nine months ended September 30, 2003 includes interest expense related to the senior note and convertible subordinated note indebtedness that we had outstanding from time to time during these periods through the completion on October 29, 2002 of our plan of reorganization pursuant to Chapter 11 of the United States bankruptcy code. Under the bankruptcy code, interest on the outstanding senior notes and convertible subordinated notes ceased to accrue upon our initiation of bankruptcy proceedings on June 25, 2002. All of our outstanding senior notes and convertible subordinated notes were canceled on October 29, 2002 in connection with the consummation of the plan of reorganization.

On a pro forma basis, assuming we had completed the BTI merger on January 1, 2002, the deficiency of earnings to combined fixed charges and preferred stock dividends would have been $96.3 million for 2002 and $148.6 million for the nine months ended September 30, 2003.

Other Information

We were incorporated in Delaware in 1997. Our principal executive offices are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number at that address is (706) 385-8000.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus before making an investment decision. You should also consider the additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents considered a part of this document. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information.”

Risks Involving Our Business

We may fail to realize the anticipated benefits of the BTI merger.

The success of the BTI merger will depend on our ability to realize the cost savings, operating efficiencies and new revenue opportunities expected to result from our integration of the ITC^DeltaCom and BTI businesses. Our operating results and financial condition will be adversely affected if we are unable to integrate successfully the operations of ITC^DeltaCom and BTI, fail to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. We expect that the BTI merger will generate annualized cost savings of approximately $40 million to $60 million over a three-year period, the majority of which we expect to achieve by October 2004. The foregoing cost savings estimates do not include non-recurring adjustments that we will record in connection with the merger. In addition, the estimates are based upon our assumptions concerning a number of factors, including levels of enhanced purchasing power and operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. The assumptions are uncertain and are subject to significant business, economic and competitive uncertainties that are difficult to predict and often beyond our management’s control.

We will be unable to service our increased indebtedness and comply with our loan covenants if we do not generate substantial operating cash flow and realize cost savings from the BTI merger.

In connection with the BTI merger, we assumed BTI indebtedness of approximately $111.4 million, including secured indebtedness of approximately $85.7 million. Our ability to make scheduled principal and interest payments under our credit facilities, our principal capital lease facilities and our other indebtedness and to continue to comply with our loan covenants will depend primarily on our success in generating substantial operating cash flow and realizing the cost savings we anticipate will result from the merger. Our failure to comply with our loan covenants might cause our lenders to accelerate our repayment obligations under our credit facilities and under our principal capital lease facilities, which may be declared payable immediately based on a credit facility default.

We will be required through June 30, 2006 to repay an increasing amount of our $184 million of outstanding borrowings under our senior credit facility and thereafter through June 30, 2008 to repay an increasing amount of our $55.7 million of outstanding borrowings under our junior credit facility. We are actively seeking to refinance all or a substantial portion of our credit facility debt with new debt with the goals of obtaining more favorable pricing terms, less restrictive covenants and extended maturities. We may not be able to secure any new financing on the terms we seek.

Our credit and capital lease facilities after the BTI merger contain new restrictive covenants that impose additional limits on our business activities.

Our two credit facilities and our principal capital lease facilities after the BTI merger contain negative covenants more restrictive than those in effect before the merger. These covenants affect and, in some cases, significantly limit, among other things, our ability to incur additional indebtedness, acquire or sell businesses and other assets, make investments, or pay dividends or make other distributions. To incur additional indebtedness under the covenants, we will be required to meet a specified minimum interest coverage ratio and a specified maximum total leverage ratio and to be in compliance on the incurrence date with covenants governing maximum permitted capital expenditures, maximum permitted senior debt and minimum required unrestricted cash. These covenants, together with other covenants, may:

•	limit our flexibility to plan for, or react to, changes in our business;

•	place us at a competitive disadvantage relative to our competitors who have less debt;

•	make us more vulnerable to a downturn in our business or the economy generally; and

•	require us to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, rather than for working capital and capital expenditures.

Our wholesale services, including our broadband transport services, continue to be adversely affected by network overcapacity, service cancellations and other factors.

We have continued to experience adverse trends relating to our wholesale service offerings, including our broadband transport services, that have resulted primarily from a reduction in rates charged to our customers due to overcapacity in the broadband services business and from service cancellations by some customers, including customers of our local interconnection business. We expect that these factors will result in continued declines in revenues and cash flows from our wholesale services. As a result, we have decreased the amount of capital we invest in our wholesale business, which could lead to further declines.

We are subject to legal proceedings that could adversely affect our ability to provide services.

To maintain our fiber optic network, we have obtained easements, rights-of-way, franchises and licenses from various third parties, including actual and potential competitors, local governments, private landowners and others. We may not be able to continue to use or have access to all of our existing easements, rights-of-way, franchises and licenses or to renew or replace them after they expire. Third parties have initiated legal proceedings challenging some of our significant licenses to use the rights-of-way of others, including our licenses to use the rights-of-way of Mississippi Power Company, Florida Power Company, Gulf Power Company and Georgia Power Company. If some of these or similar future challenges are successful, or if we otherwise are unsuccessful in maintaining or renewing our rights to use our network easements, rights-of-way, franchises and licenses, we may be compelled to abandon significant portions of our network and possibly pay substantial monetary damages.

Our business is subject to significant competitive pressures that could restrict our ability to grow.

Our industry is highly competitive, and the level of competition, particularly with respect to pricing, is increasing. As a result of competitive pressures, we may not be able to achieve or sustain operating profitability, adequate market share or significant revenue growth in any of our markets. The prices we charge for our retail local, long distance and data services and for our broadband transport services have declined significantly in recent years. Some or all of these prices may continue to decline, which could adversely affect our ability to generate positive cash flows from operations. We may be required to reduce further our prices for the local, long distance or data services because BellSouth, our principal competitor in many of the markets we serve, has been authorized to offer in-region long distance services throughout its nine-state region. We expect to continue to face significant pricing and product competition from BellSouth and the other large, established telephone companies that currently are the dominant providers of telecommunications services in our markets. We also will continue to face significant competitive product and pricing pressures from other companies like us that attempt to compete in the local services market.

If we are unable to interconnect with BellSouth and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected.

In order to provide local telephone services, we must interconnect with and resell the services of the incumbent carriers to supplement our own network facilities. Our interconnection agreements with BellSouth expired in June 2003, and we are arbitrating the rates and terms of new agreements with BellSouth in six of the nine BellSouth states. We may not be able to enter into new interconnection agreements with BellSouth or other carriers on favorable terms, in a timely manner, or at all. Further, federal regulators have adopted substantial modifications to the requirements that obligate BellSouth and other former monopoly local telephone companies to provide to us at regulated rates the elements of their telephone networks that enable us to offer many of our services at competitive rates. If we are unable to enter into or maintain favorable interconnection agreements in our markets, our ability to provide local services on a competitive and profitable basis may be materially adversely affected. Any successful effort by the incumbent carriers to deny or substantially limit our access to their network elements or wholesale services also would have a material adverse effect on our ability to provide local telephone services.

Our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services.

We depend on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by our customers. Our operating performance will suffer if we are not offered these access services at rates that are substantially equivalent to the rates charged to our competitors and permit profitable pricing of our long distance services. The charges for access services historically have made up a significant percentage of our overall cost of providing long distance service. Some of our Internet-based competitors generally are exempt from these charges, which could give them a significant cost advantage in this area.

Our inability to maintain our network infrastructure, portions of which we do not own, could adversely affect our operating results.

We have effectively extended our network with minimal capital expenditures by entering into marketing and management agreements with public utility companies to sell long-haul private line services on the fiber optic networks owned by these companies. Under these agreements, we generally earn a commission based upon a percentage of the gross revenues generated by the sale of capacity on the utility’s networks. Cancellation or non-renewal of any of these agreements, or any future failure by us to acquire and maintain similar network agreements in these or other markets as necessary, could materially adversely affect our operations. In addition, some of our agreements with the public utility companies are nonexclusive, and our business would suffer from any reduction in the amount of capacity that is made available to us.

Our ability to provide service also could be materially adversely affected by a cable cut or equipment failure along our fiber optic network. A significant portion of our fiber optic network is not protected by electronic redundancy or geographical diverse routing. Lack of these safeguards could result in our inability to reroute traffic to another fiber in the same fiber sheath in the event of a partial fiber cut or electronics failure or to an entirely different fiber optic route, assuming capacity is available, in the event of a total cable cut or if we fail to maintain our rights-of-way on some routes.

We may not be able to retain the few large customers on which we depend for a significant percentage of our revenues.

We may not be able to retain our large customers or we may be required to lower significantly our prices to retain these customers. The table below sets forth the approximate percentages of our total revenues generated in 2000, 2001 and 2002 and in the nine months ended September 30, 2003 by our five largest retail services customers and our three largest broadband transport services customers:

	Year Ended December 31,			Nine Months Ended September 30, 2003
	2000	2001	2002
Five largest retail services customers	7.5%	6.3%	6.4%	6.7%
Three largest broadband transport services customers	15.2%	12.6%	10.8%	7.5%

We may not benefit from our acquisition strategy.

As part of our growth strategy, we seek to supplement internal expansion with acquisitions. Our acquisitions may not improve our financial performance in the short or long term as we expect. Acquisitions will enhance our operating performance only if we can successfully integrate those businesses into our marketing and sales programs, purchasing operations, billing systems and other back office systems. Our ability to integrate acquired businesses may be adversely affected by factors that include customer resistance to our services and sales strategy, our failure to retain management and sales personnel, difficulties in converting different information systems to our systems, the size of the acquired business and the allocation of limited management resources among various integration efforts. In addition, we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates. One or more of our acquisition candidates also may have liabilities or adverse operating issues that we fail to discover prior to the acquisition.

Even if acquired companies eventually contribute to an increase in our profitability, the acquisitions may adversely affect our operating results in the short term. Our operating results may decrease as a result of transaction-related expenses we record for the quarter in which we complete an acquisition. Our operating results may be further reduced by the higher operating and administrative expenses we typically incur in the period immediately following an acquisition as we seek to integrate the acquired business into our own operations. Impairment charges resulting from acquisitions also may contribute to reduced earnings.

The local and long distance industries are subject to significant government regulation, which may change in a manner that is harmful to our business.

We are required to comply with telecommunications regulations implemented by federal, state and local governments. We are required to obtain authorizations from the Federal Communications Commission, or FCC, and state public utility commissions to offer some of our telecommunications services, to file tariffs for many of our services and to comply with local license, franchise or permit requirements relating to installation and operation of our network. Many of these regulations continue to change. Any of the following events related to the manner in which our business is regulated could limit the types of services we provide or the terms on which we provide these services:

•	our failure to maintain proper federal and state tariffs;

•	our failure to maintain proper state certifications;

•	our failure to comply with federal, state or local laws and regulations;

•	our failure to obtain and maintain required licenses, franchises and permits;

•	the imposition of burdensome license, franchise or permit requirements to operate in public rights-of-way; and

•	the occurrence of burdensome or adverse regulatory requirements or developments.

Recent FCC actions may restrict our ability to provide local exchange services and may increase the costs we incur to provide these services.

In August 2003, the FCC released an order allowing the incumbent local telephone companies to petition state public utility commissions for authority to stop providing some unbundled network elements to us and other competitive telecommunications companies. The elements subject to the order include dedicated transport services between central offices, broadband local loops, local switching services that are used as part of the unbundled network element platform, and other elements. We use these unbundled network elements to provide local exchange services. We cannot predict whether reviewing courts will uphold or reverse various aspects of the August 2003 order or how state regulators will implement the new rules. The FCC also has proposed new rules that would change the existing cost-based method of pricing the services that we obtain from the incumbent local telephone companies. If adopted, the proposed rules would enable the incumbent local telephone companies to initiate proceedings before state public utility commissions to seek increased rates for unbundled network elements. If certain elements in particular markets or on particular transport routes in those markets cease to be available to us at the existing cost-based rates, we could experience an increase in our cost of providing local exchange services.

Our failure to maintain adequate billing, customer service and information systems will limit our ability to increase our services.

Our inability to identify adequately all of our information and processing needs, to process the information adequately or accurately or to upgrade our systems as necessary could have a material adverse effect on our operating results. We depend on sophisticated information and processing systems to grow, monitor costs, bill customers, provision customer orders and achieve operating efficiencies. As we increase our provision of dial tone and other services, our need for enhanced billing and information systems also will increase.

In addition, we have experienced problems with respect to the operations support systems used by us and other new carriers to order and receive network elements and wholesale services from the incumbent carriers. These systems are necessary for new carriers like us to provide local service to customers on a timely and competitive basis. FCC rules, together with rules adopted by state public utility commissions, may not be implemented in a manner that will permit us to effectively order, receive and provision network elements and other facilities necessary for us to provide many of our services.

We are subject to risks associated with rapid changes in technology.

Our business could suffer from unexpected developments in technology, or from our failure to adapt to these changes. The telecommunications industry is subject to rapid and significant changes in technology, and we may be required to select one emerging technology over another. We will be unable to predict with any certainty, at the time we are required to make our investments, whether the technology we have chosen will prove to be the most economic, efficient or capable of attracting customer usage.

Our success depends on our ability to attract and retain key personnel.

The loss of the services of our key personnel, or our inability to attract, recruit and retain sufficient or additional qualified personnel, could hurt our business. Our business is currently managed by a small number of key management and operating personnel, including our executive officers. Most of our senior management team has extensive experience in the telecommunications industry working together as a team and has developed and directed our business strategy since our formation. We do not maintain “key man” insurance on these employees. Because of current market conditions for our industry, our stock incentive program may not provide an adequate incentive to current or potential key employees to become or remain employed by us.

Risks Relating to Our Securities

The Welsh Carson securityholders own securities representing a majority of our voting power, which gives them the ability to exercise significant or controlling influence over major corporate actions by us.

The principal Welsh Carson securityholders have reported in SEC filings that as a group they beneficially own common stock and Series B preferred stock representing a majority of the voting power of our outstanding capital stock. Based on their existing ownership and their rights under a governance agreement with us, the members of this group and the other Welsh Carson securityholders currently have the right:

•	to designate for appointment or to elect a total of four directors to our 11-member board of directors;

•	to consent to any sale of our company; and

•	to block actions involving our company or its assets that require stockholder approval.

After January 6, 2005, the Welsh Carson securityholders will cease to be bound by contractual provisions limiting to four directors the number of directors they may nominate for election, appoint or elect to our board of directors and, based on their stock ownership, may have the ability after that date to elect a majority of our board of directors.

The Welsh Carson securityholders may have interests with respect to our company that differ from those of our other stockholders as a result of significant investments by the Welsh Carson securityholders in other telecommunications companies.

There is no public trading market for our preferred stock or warrants, and such a market may never develop.

There is currently no public trading market for the Series A preferred stock or Series B preferred stock or for the Series A warrants or Series B warrants. The preferred stock and the warrants offered by this prospectus are not listed on any securities exchange or included in the NASDAQ SmallCap Market or any other automated quotation system, and we do not intend to seek any such listing. A public trading market may never develop for these securities.

Holders of our common stock are subject to significant rights and preferences of the Series A preferred stock and Series B preferred stock.

The holders of the Series A preferred stock and Series B preferred stock are entitled to receive cumulative dividends out of funds legally available for the payment of dividends. The payment of these preferred dividends will take priority over any payment of dividends on the common stock.

The holders of the Series A preferred stock and Series B preferred stock have claims against our assets senior to the claim of the holders of the common stock in the event of our liquidation, dissolution or winding-up. The aggregate amount of those senior claims was approximately $68.6 million as of January 1, 2004 and will increase thereafter as the preferred stock accrues dividends and if we issue additional shares of Series B preferred stock under the BTI merger agreement either in sales to the Welsh Carson securityholders or to satisfy our indemnification obligations.

The holders of each series of our preferred stock have other rights and preferences described in this prospectus, including the right to:

•	convert their preferred stock into an increased number of shares of common stock as a result of antidilution adjustments;

•	to vote together with the holders of the common stock on an as-converted basis in all matters other than the election of directors;

•	to designate representatives to be appointed to our board of directors and, voting together as a single class, to elect up to two directors; and

•	to consent to the creation and issuance of capital stock with rights equal to or superior to those of the Series A preferred stock or Series B preferred stock.

The interest in our company held by owners of the common stock is subject to significant dilution from the preferred stock and warrants.

Holders of our preferred stock and warrants are entitled to acquire a substantial percentage of our common stock upon conversion or exercise of those securities. The amount of their future ownership of the common stock, and the related dilution to holders of the common stock, will depend on a number of factors, including the following:

•	The occurrence of antidilution adjustments to the conversion and exercise prices. Subject to limited exceptions, until October 29, 2004, for the Series A preferred stock and Series A warrants, and October 6, 2005, for the Series B preferred stock and Series B warrants, the conversion price of the preferred stock and the exercise price of the warrants will be reduced each time, if any, that we issue common stock, or options, warrants or other rights to acquire common stock, in capital-raising transactions or other transactions at a price per share of common stock which is less than the conversion or exercise price then in effect. A reduction in the applicable conversion or exercise price will increase the number of shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants.

•	The period for which the preferred stock and warrants remain outstanding. The Series A preferred stock and Series B preferred stock are convertible in whole or in part into common stock at any time shares of such series of preferred stock are outstanding. We are not required to redeem any preferred stock until October 29, 2012 and, except in limited circumstances, do not have the right to redeem any Series A preferred stock until October 29, 2005 or any Series B preferred stock until October 6, 2006. Each warrant is exercisable for common stock in whole or in part at any time through October 29, 2007, for the Series A warrants, and through October 6, 2010, for the Series B warrants.

•

The issuance of additional shares of preferred stock. We have the right under the BTI merger agreement to issue up to 150,000 additional shares of Series B preferred stock in post-merger sales to the Welsh Carson securityholders and to issue up to 150,000 additional shares of Series B preferred stock to the Welsh Carson securityholders to satisfy indemnification obligations. In addition, we have the option to pay dividends on the preferred stock either in cash or in additional shares of preferred stock valued at $100 per share solely for purpose of computing the dividend amount. If we pay dividends in additional shares of preferred stock, such payment-in-kind dividend shares also will be entitled to dividends, including any dividends paid in additional shares of preferred stock, and will be convertible into common stock at the same conversion price as the preferred stock with respect to which they were paid.

We do not anticipate that we will pay cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Our credit facilities and our principal capital lease facilities limit our ability to pay cash dividends on our common stock by prohibiting our operating subsidiaries from distributing funds to ITC^DeltaCom, Inc. for this purpose.

Future sales of our common stock, preferred stock and warrants in the public market could lower the price of our common stock and impair our ability to raise funds in new securities offerings.

Future sales of a substantial number of shares of our common or preferred stock or of our warrants in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through a public offering of our equity securities. We have agreed to register with the SEC for public resale all of our securities held by the Welsh Carson securityholders immediately following the BTI merger closing and acquired by them thereafter. We also have agreed to register with the SEC for public resale all of the Series A preferred stock, Series A warrants and common stock we issued in a private offering in connection with our plan of reorganization on October 29, 2002, as well as all additional Series A preferred stock issued as payment in-kind dividends and all additional common stock issuable upon conversion or exercise of such Series A preferred stock or Series A warrants. We have registered the securities offered by this prospectus for public resale in accordance with these registration rights. Measured on a fully-diluted, common stock-equivalent basis, the registered securities represent over 51,000,000 shares of our common stock, or over 70% of all shares of our common stock measured on such a basis.

Our ability to pay quarterly dividends on the preferred stock may be limited.

We may not pay each or any quarterly dividend on the Series A preferred stock or Series B preferred stock. Accordingly, holders of the preferred stock may be forced to hold their shares of preferred stock for an extended period or to convert their shares of preferred stock into common stock to realize any benefit from the accrual of dividends on the preferred stock. Regardless of whether we wish to pay the dividends in cash, in additional shares of preferred stock or in a combination of cash and shares, our obligation to pay these dividends is subject to a declaration by our board of directors to pay the dividends and to the availability of sufficient legally available funds to pay the dividends. Our board of directors is not required to declare these dividends during any quarter and may declare the dividends, if at all, in its discretion. In addition, we will only have sufficient funds to pay a dividend if we have “surplus,” which, as defined under Delaware law, is an amount equal to the present fair value of our total assets, minus the present fair value of our total liabilities, minus the aggregate par value of all of the outstanding shares of our common stock and preferred stock.

We may not have sufficient funds to pay the redemption price of the Series A preferred stock or Series B preferred stock when the preferred stock becomes due for redemption.

We are required to redeem for cash all outstanding Series A preferred stock and Series B preferred stock on October 29, 2012 at a redemption price per share equal to $100 plus the amount of any accrued and unpaid dividends on such share. We may not have sufficient funds to pay the redemption price on that date. If we are not able to pay the redemption price on the redemption date, we will be obligated to redeem the preferred stock as soon as we obtain sufficient funds to pay the redemption price. Until we obtain sufficient funds, the preferred stock will remain outstanding and continue to accrue dividends. As a result, you may be forced to hold your preferred stock for a longer period than you had expected.

Our adoption of fresh start reporting makes some period-to-period comparisons of our financial condition less meaningful.

As of October 30, 2002, following the consummation of our plan of reorganization under Chapter 11 of the United States bankruptcy code, we have implemented fresh start reporting under applicable accounting principles. As a result, the reorganization fair value of ITC^DeltaCom has been allocated to our assets and liabilities, our deficit has been eliminated, and our stockholders’ equity reflects the transactions under our plan of reorganization. The adoption of Statement of Position 90-7 and fresh start reporting has had a material effect on our financial statements. Accordingly, our financial statements published for periods following the effectiveness of our plan of reorganization are not comparable in some important respects to our financial statements published before the effectiveness of the plan of reorganization.

You may have limited ability to recover against our former independent auditors on some claims that could arise in connection with your purchase of the offered securities.

After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen LLP, our former independent auditors, to the incorporation by reference in this registration statement of Arthur Andersen’s report with respect to our audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001. Under these circumstances, applicable SEC rules permit us to file this registration statement without a written consent from Arthur Andersen. The absence of such a consent may limit recovery by purchasers of the offered securities on some claims. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the incorporated audited financial statements. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to us, may be limited as a practical matter due to the events involving Arthur Andersen.

CAUTIONARY NOTE REGARDING FOWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “foward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend our foward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. The words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “continue” and similar expressions as they relate to us or our management are intended to identify these foward-looking statements. All statements by us regarding our expected financial position, revenues, cash flow and other operating results, cost savings and other expected benefits of our merger with BTI, business strategy, financing plans, forecasted trends relating to the markets in which we operate, legal proceedings and similar matters are foward-looking statements. Our expectations expressed or implied in these foward-looking statements may not turn out to be correct. Our actual results could be materially different from our expectations because of various risks, including the risks discussed in this prospectus under the caption “Risk Factors.”

USE OF PROCEEDS

The selling securityholders will receive all of the net proceeds from the sale of their securities. Accordingly, we will not receive any proceeds from the sale of those securities.

We will use for working capital and other general corporate purposes any proceeds we receive from the sale of common stock upon any exercise of Series A warrants or Series B warrants by investors that purchase warrants offered for sale by the selling securityholders in this offering. If all of the warrants offered by this prospectus were sold by the selling securityholders and exercised by the new investors, the total proceeds, before deduction of expenses, of such exercise would be approximately $28.6 million.

DIVIDEND POLICY

We did not declare or pay any cash dividends on our capital stock that was outstanding before we consummated our plan of reorganization on October 29, 2002 and do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, if any, on our common stock, Series A preferred stock or Series B preferred stock will be determined in light of factors deemed relevant by our board of directors, including our earnings, operations, capital requirements and financial condition and restrictions in our financing agreements. Our credit facilities and our principal capital lease facilities limit our ability to pay cash dividends on our capital stock by prohibiting our operating subsidiaries from distributing funds to ITC^DeltaCom, Inc. for this purpose.

Under our certificate of incorporation, we have the option, instead of paying cash dividends on our preferred stock, to pay dividends in additional shares of Series A preferred stock or Series B preferred stock, as applicable. As of the date of this prospectus, since our initial issuance of the Series A preferred stock on October 29, 2002 and our initial issuance of the Series B preferred stock on October 6, 2003, we have paid all dividends on our preferred stock in the form of payment-in-kind dividends. See “Description of the Offered Securities–Series A Preferred Stock and Series B Preferred Stock” for information concerning these payment-in-kind dividends.

DILUTION

Investors who purchase Series B warrants offered for sale by the selling securityholders in this offering and exercise those warrants at the current exercise price will suffer immediate and substantial dilution. Dilution is the amount by which the warrant exercise price paid by investors for shares of our common stock will exceed the pro forma as adjusted net tangible book value per share of common stock. The net tangible book value per share of common stock is determined by subtracting our total liabilities from our total tangible assets and dividing the difference by the number of shares of common stock outstanding on the date that net tangible book value is determined. As of September 30, 2003, after giving effect to the BTI merger and the other transactions contemplated by the BTI merger agreement, including the issuance of the Series B preferred stock and the Series B warrants, the pro forma net tangible book value of ITC^DeltaCom would have been $255 million, or $4.92 per share of common stock.

After giving effect to the exercise in full of the 2,750,000 offered Series B warrants by new investors at the current exercise price of $8.50, our pro forma as adjusted net tangible book value as of September 30, 2003 would have been approximately $284 million, or $5.10 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.18 per share to existing stockholders and dilution of $3.40 per share to new investors purchasing shares of common stock upon exercise of such Series B warrants. The following table shows this per share dilution:

Series B warrant exercise price		$8.50
Pro forma net tangible book value per share as of September 30, 2003	$4.92
Increase in pro forma net tangible book value per share attributable to new investors	0.18

Pro forma as adjusted net tangible book value per share after Series B warrant exercise		5.10

Dilution per share to new investors		$3.40

The following table shows, as of September 30, 2003 on a pro forma basis after giving effect to the BTI merger and the other transactions contemplated by the BTI merger agreement, the difference between existing stockholders and new investors as holders of the Series B warrants with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	51,843,567	95%	$264,798	92%	$5.11
New investors (Series B warrants)	2,750,000	5	23,375	8	$8.50

Total	54,593,567	100%	$288,173	100%	$5.28

The shares of common stock shown in the table above as purchased from us include the following:

•	43,744,346 shares of common stock we issued under our plan of reorganization on October 29, 2002 in exchange for the cancellation of all of our outstanding notes, in a total principal amount of $515 million plus accrued and unpaid interest, and all of our outstanding common stock and preferred stock;

•	50,000 shares of common stock we issued in connection with the BTI merger to the BTI shareholders as merger consideration; and

•	6,950,000 shares of common stock we issued, together with the Series B warrants, in connection with the BTI merger in exchange for the surrender for cancellation of promissory notes representing $95 million principal amount of BTI indebtedness.

For information about these transactions, see “Summary–Our Reorganization” and “–Our Acquisition of BTI Telecom Corp.”

All of the foregoing computations assume (1) no exercise of the Series A warrants, (2) no exercise of options to purchase shares of common stock outstanding as of September 30, 2003 under our stock incentive plan, (3) no issuance of 1,000,000 shares of common stock subject to stock units outstanding as of September 30, 2003 under our stock incentive plan and (4) no conversion of the Series A preferred stock or Series B preferred stock. At September 30, 2003, options to purchase an aggregate of 4,141,250 shares of common stock at a weighted average price of $3.29 per share were outstanding under our stock incentive plan. If the offered Series A warrants and such options had been exercised, the shares subject to such stock units had been issued and the Series A preferred stock and Series B preferred stock had been converted, the dilution to new investors as holders of the offered Series B warrants would have increased to $4.64 per share.

Investors who purchase Series A warrants offered for sale by the selling securityholders in this offering and exercise those warrants at the current exercise of $5.114 per share will experience dilution, calculated in substantially the same manner as described above with respect to the Series B warrants, of approximately $0.19 per share.

SELLING SECURITYHOLDERS

The tables and related notes below show the names of the selling securityholders who may offer for resale the common stock, preferred stock and warrants covered by this prospectus, and the amount of those securities that they may offer for resale. The tables and related notes also show the amount of our securities beneficially owned by the selling securityholders as of January 1, 2004.

The beneficial ownership information has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of securities includes any securities of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any securities as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. In addition, in some instances, a person other than the selling securityholder listed in the tables below is the owner of record of some or all of the securities shown in the tables below as being offered by such selling securityholder. In those instances, the owner of record is also deemed to be a selling securityholder with respect to such securities. Information with respect to persons other than the selling securityholders listed in the tables below that share beneficial ownership of securities offered hereby or that own of record securities offered hereby is set forth in the notes following the tables.

We have registered the securities for resale by the selling securityholders in accordance with registration rights we granted to them at the time of their investments. Our registration of the securities does not necessarily mean that the selling securityholders will convert any of the preferred stock, exercise any of the warrants or sell any or all of the securities we have registered.

Upon completion of the offering, assuming all of the securities we have registered are sold, no selling securityholder other than Donald W. Burton will beneficially own one percent or more of our common stock, Series A preferred stock, Series B preferred stock, Series A warrants or Series B warrants. Upon completion of the offering, Mr. Burton will beneficially own approximately 1.4% of the outstanding common stock.

Common Stock

	Shares of Common Stock Beneficially Owned Before Offering (1)(2)			Outstanding Shares of Common Stock Offered Hereby(1)(2)	Total Shares of Common Stock Offered Hereby(1)(2)	Shares of Common Stock Beneficially Owned After Offering(2)
Selling Securityholder	Number	% of Class (3)		Number	Number	Number
John Almeida, Jr.	4,688		*	3,272	4,688	0
Donald W. Burton	1,525,303	2.9		66,667	516,052	1,009,251
Ellen L. Collins	135,464		*	17,500	135,464	0
Henry E. Crosby, Jr.	64,678		*	8,333	64,507	171
CT Communications Northeast, Inc.	309,630		*	40,000	309,630	0
Kelly M. Hawk	26,963		*	3,333	25,804	1,159
Carroll L. Hodges	193,520		*	25,000	193,520	0
Campbell B. Lanier, III	933,743	1.7		120,048	929,268	4,475
Campbell B. Lanier, III Charitable Remainder Trust, William H. Scott, III, Trustee	11,408		*	1,474	11,408	0
Campbell B. Lanier, IV	9,389		*	1,213	9,389	0

Common Stock

	Shares of Common Stock Beneficially Owned Before Offering (1)(2)			Outstanding Shares of Common Stock Offered Hereby(1)(2)	Total Shares of Common Stock Offered Hereby(1)(2)	Shares of Common Stock Beneficially Owned After Offering(2)
Selling Securityholder	Number	% of Class (3)		Number	Number	Number
1997 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	34,911		*	4,220	34,911	0
1999 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	82,809		*	10,704	82,809	0
David G. Lanier	64,507		*	8,333	64,507	0
J. Smith Lanier II	881,554	1.7		66,250	512,826	368,728
J. Smith Lanier & Co., Inc.	131,536		*	6,667	51,607	79,929
John T. Lanier	66,501		*	8,591	66,501	0
Eric J. Lee	2,416		*	1,000	2,416	0
Elizabeth L. Lester	129,014		*	16,667	129,014	0
Foster McDonald	91,710		*	11,666	90,311	1,399
Wesley L. McDonald	27,126		*	3,333	25,804	1,322
North State Telephone Company	129,014		*	16,667	129,014	0
Andrew M. Paul	113,996		*	33,000	113,996	0
SCANA Corporation	3,936,378	7.0		500,000	3,870,368	66,010
William H. Scott, III	129,300		*	16,667	129,014	286
Douglas A. Shumate	125,253		*	6,667	51,607	73,646
Sean Traynor	2,416		*	1,000	2,416	0
UBS Securities LLC	309,630		*	40,000	309,630	0
Laura VanBuren	2,755		*	1,000	2,755	0
Welsh, Carson, Anderson & Stowe Group	43,448,787	65.3		28,896,644	43,448,787	0

Total	52,924,399	72.1		29,935,916	51,318,023	1,606,376

Series A Preferred Stock

	Shares of Series A Preferred Stock Beneficially Owned Before Offering (4)(5)			Outstanding Shares of Series A Preferred Stock Offered Hereby (4)(5)	Shares of Series A Preferred Stock Beneficially Owned After Offering
Selling Securityholder	Number	% of Class (3)		Number	Number
Donald W. Burton	21,818	6.6		21,818	0
Ellen L. Collins	5,728	1.7		5,728	0
Henry E. Crosby, Jr.	2,728		*	2,728	0
CT Communications Northeast, Inc.	13,091	4.0		13,091	0
Kelly M. Hawk	1,091		*	1,091	0
Carroll L. Hodges	8,182	2.5		8,182	0
Campbell B. Lanier, III	39,288	11.9		39,288	0
Campbell B. Lanier, III Charitable Remainder Trust, William H. Scott, III, Trustee	483		*	483	0

Series A Preferred Stock

	Shares of Series A Preferred Stock Beneficially Owned Before Offering (4)(5)			Outstanding Shares of Series A Preferred Stock Offered Hereby (4)(5)	Shares of Series A Preferred Stock Beneficially Owned After Offering
Selling Securityholder	Number	% of Class (3)		Number	Number
Campbell B. Lanier, IV	397		*	397	0
1997 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	1,384		*	1,384	0
1999 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	3,501	1.0		3,501	0
David G. Lanier	2,728		*	2,728	0
J. Smith Lanier II	21,681	6.6		21,681	0
J. Smith Lanier & Co., Inc.	2,182		*	2,182	0
John T. Lanier	2,812		*	2,812	0
Elizabeth L. Lester	5,455	1.7		5,455	0
Foster McDonald	3,819	1.2		3,819	0
Wesley L. McDonald	1,091		*	1,091	0
North State Telephone Company	5,455	1.7		5,455	0
SCANA Corporation	163,630	49.7		163,630	0
William H. Scott, III	5,455	1.7		5,455	0
Douglas A. Shumate	2,182		*	2,182	0
UBS Securities LLC	13,091	4.0		13,091	0

Total	327,272	99.4		327,272	0

Series B Preferred Stock

	Shares of Series B Preferred Stock Beneficially Owned Before Offering (4)(5)			Outstanding Shares of Series B Preferred Stock Offered Hereby (4)(5)	Shares of Series B Preferred Stock Beneficially Owned After Offering
Selling Securityholder	Number	% of Class (3)		Number	Number
John Almeida, Jr.	31		*	31	0
Eric J. Lee	31		*	31	0
Andrew M. Paul	2,039		*	2,039	0
Sean Traynor	31		*	31	0
Laura VanBuren	41		*	41	0
Welsh, Carson, Anderson & Stowe Group	354,504	99.4		354,504	0

Total	356,677	100		356,677	0

Series A Warrants

Selling Securityholder	Series A Warrants Beneficially Owned Before Offering (5)	Series A Warrants Offered Hereby (5)	Series A Warrants Beneficially Owned After Offering
Donald W. Burton	67,582	67,582	0
Ellen L. Collins	17,741	17,741	0
Henry E. Crosby, Jr.	8,448	8,448	0
CT Communications Northeast, Inc.	40,549	40,549	0
Kelly M. Hawk	3,380	3,380	0

Series A Warrants

Selling Securityholder	Series A Warrants Beneficially Owned Before Offering (5)	Series A Warrants Offered Hereby (5)	Series A Warrants Beneficially Owned After Offering
Carroll L. Hodges	25,344	25,344	0
Campbell B. Lanier, III	121,697	121,697	0
Campbell B. Lanier, III Charitable Remainder Trust, William H. Scott, III, Trustee	1,494	1,494	0
Campbell B. Lanier, IV	1,230	1,230	0
1997 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	4,278	4,278	0
1999 Trust FBO Campbell B. Lanier, IV, James O. Hayles, Jr., Trustee	10,851	10,851	0
David G. Lanier	8,448	8,448	0
J. Smith Lanier II	67,159	67,159	0
J. Smith Lanier & Co., Inc.	6,759	6,759	0
John T. Lanier	8,709	8,709	0
Elizabeth L. Lester	16,896	16,896	0
Foster McDonald	11,828	11,828	0
Wesley L. McDonald	3,380	3,380	0
North State Telephone Company	16,896	16,896	0
SCANA Corporation	506,862	506,862	0
William H. Scott, III	16,896	16,896	0
Douglas A. Shumate	6,759	6,759	0
UBS Securities LLC	40,549	40,549	0

Total	1,013,735	1,013,735	0

Series B Warrants

Selling Securityholder	Series B Warrants Beneficially Owned Before Offering	Series B Warrants Offered Hereby	Series B Warrants Beneficially Owned After Offering
John Almeida, Jr.	396	396	0
Eric J. Lee	396	396	0
Andrew M. Paul	13,058	13,058	0
Sean Traynor	396	396	0
Laura VanBuren	396	396	0
Welsh, Carson, Anderson & Stowe Group	2,735,358	2,735,358	0

Total	2,750,000	2,750,000	0

*	Less than one percent.
(1)	Assumes that any fractional shares of common stock otherwise issuable upon conversion of the preferred stock or upon exercise of the warrants will be rounded up to the nearest whole share of common stock.
(2)

The shares of common stock eligible for resale by this prospectus include the additional shares of common stock that will become issuable by us upon conversion of the preferred stock as a result of the accrual of dividends on the preferred stock. The shares of common stock shown do not include the additional shares of common stock issuable by us upon conversion of the preferred stock as a result of dividends that accrue on (1) the outstanding preferred stock after December 31, 2003, which is the date through which we have paid all accrued dividends on the preferred stock, or (2) the preferred stock we may issue in the future as payment-in-kind dividends. The offered shares of common stock shown do not include an indeterminate number of shares of common stock that may be issued from time to time upon conversion of the preferred stock or upon exercise of the warrants as a result of antidilution adjustments and other events specified in the terms of the preferred stock and the warrants. Information concerning the additional shares of common stock that will become issuable with respect to the preferred stock may be set forth from time to time in supplements to this prospectus or in amendments to the registration statement of which this prospectus forms a part.

(3)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. As described in note (2) and note (4), we have excluded from the beneficial ownership calculations certain additional shares of common stock and preferred stock as to which the selling securityholders may have the right to acquire voting or investment power within 60 days of January 1, 2004 as a result of the accrual of dividends on the preferred stock and our potential future issuance of payment-in-kind dividends on the outstanding preferred stock. Except as otherwise indicated below and under applicable community property laws, we believe, based on our records and SEC filings by the selling securityholders, that the beneficial owners of the securities listed below have sole voting and investment power with respect to the shares shown.
(4)	The preferred stock offered by this prospectus includes additional shares of Series A preferred stock that we may issue after January 1, 2004 as dividends on the then outstanding shares of Series A preferred stock and additional shares of Series B preferred stock that we may issue after January 1, 2004 as dividends on the then outstanding shares of Series B preferred stock. These additional shares of preferred stock are not reflected in the preferred stock tables. Information with respect to such additional shares of preferred stock if and when issued may be set forth from time to time in supplements to this prospectus or in amendments to the registration statement of which this prospectus forms a part.
(5)	Series A preferred stock, Series B preferred stock and Series A warrant amounts set forth in the tables and related notes have been rounded up to the nearest whole number. Without rounding, the total number of outstanding shares of Series A preferred stock offered by this prospectus is 327,258.5688 shares, the total number of outstanding shares of Series B preferred stock offered by this prospectus is 356,673.9758 shares and the total number of outstanding Series A warrants offered by this prospectus is 1,013,724 Series A warrants.

Beneficial Ownership of Our Securities by Selling Securityholders

The shares of common stock shown as beneficially owned by John Almeida, Jr. include 1,020 shares of common stock issuable upon the conversion of Series B preferred stock held of record by Mr. Almeida and 396 shares of common stock issuable upon the exercise of Series B warrants held of record by Mr. Almeida. Mr. Almeida is a principal of Welsh, Carson, Anderson & Stowe and a Welsh Carson securityholder.

The shares of common stock shown as beneficially owned by Donald W. Burton consist of the following: 95,451 shares of common stock issuable upon conversion of

Series A preferred stock held of record by The Burton Partnership, Limited Partnership, and 286,351 shares of common stock issuable upon conversion of Series A preferred stock held of record by The Burton Partnership (QP), Limited Partnership; 16,896 shares of common stock issuable upon exercise of Series A warrants held of record by The Burton Partnership, Limited Partnership, and 50,687 shares of common stock issuable upon exercise of Series A warrants held of record by The Burton Partnership (QP), Limited Partnership; 268,020 shares of common stock held of record by The Burton Partnership, Limited Partnership; 804,558 shares of common stock held of record by The Burton Partnership (QP), Limited Partnership; and 3,333 shares of common stock that Mr. Burton has the right to purchase within 60 days of January 1, 2004 pursuant to the exercise of stock options. The shares of Series A preferred stock shown as beneficially owned by Donald W. Burton consist of the following: 5,455 shares of Series A preferred stock held of record by The Burton Partnership, Limited Partnership, and 16,363 shares of Series A preferred stock held of record by The Burton Partnership (QP), Limited Partnership. The Series A warrants shown as beneficially owned by Donald W. Burton consist of the following: 16,896 Series A warrants held of record by The Burton Partnership, Limited Partnership, and 50,687 Series A warrants held of record by The Burton Partnership (QP), Limited Partnership. Mr. Burton, who is one of our directors, is the general partner of The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership.

The shares of common stock shown as beneficially owned by Ellen L. Collins include 100,223 shares of common stock issuable upon conversion of Series A preferred stock and 17,741 shares of common stock issuable upon exercise of Series A warrants owned of record by Ms. Collins.

The shares of common stock shown as beneficially owned by Henry E. Crosby, Jr. include the following: 47,726 shares of common stock issuable upon conversion of Series A preferred stock and 8,448 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. Crosby; and 171 shares of common stock held of record by Mr. Crosby’s spouse, for which Mr. Crosby shares voting and investment power.

The shares of common stock shown as beneficially owned by CT Communications Northeast, Inc. include 229,081 shares of common stock issuable upon conversion of Series A preferred stock and 40,549 shares of common stock issuable upon exercise of Series A warrants owned of record by CT Communications Northeast.

The shares of common stock shown as beneficially owned by Kelly M. Hawk include 19,091 shares of common stock issuable upon conversion of Series A preferred stock and 3,380 shares of common stock issuable upon exercise of Series A warrants owned of record by Ms. Hawk.

The shares of common stock shown as beneficially owned by Carroll L. Hodges include 143,176 shares of common stock issuable upon conversion of Series A preferred stock and 25,344 shares of common stock issuable upon exercise of Series A warrants owned of record by Ms. Hodges.

The shares of common stock shown as beneficially owned by Campbell B. Lanier, III include the following: 1,765 shares of common stock held of record by Brown Investment Partners, L.P., of which Mr. Lanier serves as general partner; 10,106 shares of common stock issuable upon conversion of Series A preferred stock held of record by Brown Investment Partners, L.P.; 1,789 shares of common stock issuable upon exercise of Series A warrants held of record by Brown Investment Partners, L.P.; 677,417 shares of common stock issuable upon conversion of Series A preferred stock held of record by Mr. Lanier; 119,908 shares of common stock issuable upon exercise of Series A warrants held of record by Mr. Lanier; and 3,333 shares of common stock that Mr. Lanier has the right to purchase within 60 days of January 1, 2004 pursuant to the exercise of stock options. The shares of Series A preferred stock shown as beneficially owned by Campbell B. Lanier, III include 567 shares of Series A preferred stock held of record by Brown Investment Partners, L.P. The Series A warrants shown as beneficially owned by Campbell B. Lanier, III include 1,789 Series A warrants held of record by Brown Investment Partners, L.P.

The shares of common stock shown as beneficially owned by Campbell B. Lanier, III Charitable Remainder Trust include 8,440 shares of common stock issuable upon conversion of Series A preferred stock and 1,494 shares of common stock issuable upon exercise of Series A warrants held of record by the Campbell B. Lanier, III Charitable Remainder Trust. William H. Scott, III, trustee of the Campbell B. Lanier, III Charitable Remainder Trust, is also a selling securityholder.

The shares of common stock shown as beneficially owned by Campbell B. Lanier, IV include 6,946 shares of common stock issuable upon conversion of Series A preferred stock and 1,230 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. Lanier.

The shares of common stock shown as beneficially owned by the 1997 Trust FBO Campbell B. Lanier, IV include 24,215 shares of common stock issuable upon conversion of Series A preferred stock and 4,278 shares of common stock issuable upon exercise of Series A warrants owned of record by the 1997 Trust FBO Campbell B. Lanier, IV.

The shares of common stock shown as beneficially owned by the 1999 Trust FBO Campbell B. Lanier, IV include 61,254 shares of common stock issuable upon conversion of Series A preferred stock and 10,851 shares of common stock issuable upon exercise of Series A warrants owned of record by the 1999 Trust FBO Campbell B. Lanier, IV.

The shares of common stock shown as beneficially owned by David G. Lanier include 47,726 shares of common stock issuable upon conversion of Series A preferred stock and 8,448 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. Lanier.

The shares of common stock shown as beneficially owned by J. Smith Lanier, II include the following: 13,750 shares of common stock owned of record by Mr. Lanier’s spouse, Elizabeth W. Lanier; 78,747 shares of common stock issuable upon conversion of Series A preferred stock and 13,939 shares of common stock issuable upon exercise of Series A warrants owned of record by Ms. Lanier; 300,669 shares of common stock issuable upon conversion of Series A preferred stock and 53,221 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. Lanier; 3,420 shares of common stock owned of record by the J. Smith Lanier, II Charitable Remainder Trust; and 157 shares of common stock held in Mr. Lanier’s individual retirement account. The shares of Series A preferred stock shown as beneficially owned by J. Smith Lanier, II include 4,500 shares of Series A preferred stock owned of record by Ms. Lanier. The Series A warrants shown as beneficially owned by J. Smith Lanier, II include 13,939 Series A warrants owned of record by Ms. Lanier. Mr. Lanier shares voting and investment power with respect to the shares held of record by his spouse and the J. Smith Lanier, II Charitable Remainder Trust.

The shares of common stock shown as beneficially owned by J. Smith Lanier & Co., Inc. include 38,181 shares of common stock issuable upon conversion of Series A preferred stock and 6,759 shares of common stock issuable upon exercise of Series A warrants held of record by J. Smith Lanier & Co. J. Smith Lanier, II, who is a selling securityholder, is the Chairman and a stockholder of J. Smith Lanier & Co. David G. Lanier, who is also a selling securityholder, is the President and Chief Executive Officer, a director and a stockholder of J. Smith Lanier & Co.

The shares of common stock shown as beneficially owned by John T. Lanier include 49,201 shares of common stock issuable upon conversion of Series A preferred stock and 8,709 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. Lanier.

The shares of common stock shown as beneficially owned by Eric J. Lee include 1,020 shares of common stock issuable upon conversion of Series B preferred stock and 396 shares of common stock issuable upon exercise of Series B warrants owned of record by Mr. Lee.

The shares of common stock shown as beneficially owned by Elizabeth L. Lester include 95,451 shares of common stock issuable upon conversion of Series A preferred stock and 16,896 shares of common stock issuable upon exercise of Series A warrants owned of record by Ms. Lester.

The shares of common stock shown as beneficially owned by Foster McDonald include the following: 19,091 shares of common stock issuable upon conversion of Series A preferred stock and 3,380 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. McDonald; and 47,726 shares of common stock issuable upon conversion of Series A preferred stock and 8,448 shares of common stock issuable upon exercise of Series A warrants owned of record by Brindlee Capital LLC. The shares of Series A preferred stock shown as beneficially owned by Foster McDonald include 2,728 shares of Series A preferred stock owned of record by Brindlee Capital LLC. The Series A warrants shown as beneficially owned by Foster McDonald include 8,448 Series A warrants owned of record by Brindlee Capital LLC. Mr. McDonald serves as the manager of Brindlee Capital LLC.

The shares of common stock shown as beneficially owned by Wesley L. McDonald include 19,091 shares of common stock issuable upon conversion of Series A preferred stock and 3,380 shares of common stock issuable upon exercise of Series A warrants owned of record by Mr. McDonald.

The shares of common stock shown as beneficially owned by North State Telephone Company include 95,451 shares of common stock issuable upon conversion of Series A preferred stock and 16,896 shares of common stock issuable upon exercise of Series A warrants owned of record by North State Telephone Company.

The shares of common stock shown as beneficially owned by Andrew M. Paul include 67,938 shares of common stock issuable upon conversion of Series B preferred stock and 13,058 shares of common stock issuable upon exercise of Series B warrants owned of record by Mr. Paul.

The information concerning SCANA Corporation above is based upon our records and a statement on Schedule 13D filed with the SEC on November 8, 2002. The shares of common stock shown as beneficially owned by SCANA Corporation include the following: 566,010 shares of common stock owned of record by SCANA Communications Holdings, Inc.; 2,863,506 shares of common stock issuable upon conversion of Series A preferred stock owned of record by SCANA Communications Holdings; and 506,862 shares of common stock issuable upon exercise of Series A warrants owned of record by SCANA Communications Holdings. The shares of Series A preferred stock shown as beneficially owned by SCANA Corporation consist of 163,630 shares of Series A preferred stock owned of record by SCANA Communications Holdings. The Series A warrants shown as beneficially owned by SCANA Corporation consist of 506,862 Series A warrants owned of record by SCANA Communications Holdings. SCANA Corporation reports that it shares beneficial ownership with respect to all of the foregoing securities with SCANA Communications, Inc. and SCANA Communications Holdings, and that beneficial ownership is attributed to SCANA Corporation and SCANA Communications by virtue of SCANA Communications being the sole shareholder of SCANA Communications Holdings and SCANA Corporation being the sole shareholder of SCANA Communications.

The shares of common stock shown as beneficially owned by William H. Scott, III include 95,451 shares of common stock issuable upon conversion of Series A preferred stock and 16,896 shares of common stock issuable upon exercise of Series A warrants held of record by Mr. Scott. Mr. Scott serves as trustee of the Campbell B. Lanier, III Charitable Remainder Trust and may be deemed to be the beneficial owner of the securities held by the trust. The securities shown as beneficially owned by Mr. Scott do not include the securities held by the trust.

The shares of common stock shown as beneficially owned by Douglas A. Shumate include the following: 38,181 shares of common stock issuable upon conversion of Series A preferred stock held of record by Mr. Shumate and 6,759 shares of common stock issuable upon exercise of Series A warrants held of record by Mr. Shumate; 33,334 shares of common stock that Mr. Shumate has the right to purchase within 60 days of January 1, 2004 pursuant to the exercise of stock options; 40,000 shares of common stock subject to restricted stock units that have vested or will vest within 60 days of January 1, 2004; 14 shares of common stock owned of record by Mr. Shumate’s spouse; and 156 shares of common stock credited to Mr. Shumate’s participant account in the Company’s 401(k) retirement savings plan, which are voted by the plan’s trustees. Mr. Shumate shares voting and investment power with respect to the shares held of record by his spouse.

The shares of common stock shown as beneficially owned by Sean Traynor include 1,020 shares of common stock issuable upon conversion of Series B preferred stock and 396 shares of common stock issuable upon exercise of Series B warrants owned of record by Mr. Traynor.

The shares of common stock shown as beneficially owned by UBS Securities LLC include 229,081 shares of common stock issuable upon conversion of Series A preferred stock and 40,549 shares of common stock issuable upon exercise of Series A warrants held of record by UBS Securities.

The shares of common stock shown as beneficially owned by Laura VanBuren include 1,359 shares of common stock issuable upon conversion of Series B preferred stock and 396 shares of common stock issuable upon exercise of Series B warrants owned of record by Ms. VanBuren.

The information concerning the Welsh, Carson, Anderson & Stowe Group is based upon our records and an amended statement on Schedule 13D/A filed with the SEC on October 14, 2003. The entities and individuals referred to below constitute the Welsh, Carson, Anderson & Stowe Group. The members of the Welsh, Carson, Anderson & Stowe Group, together with the other holders of the Series B preferred stock set forth above and certain former affiliates or employees of Welsh, Carson, Anderson & Stowe, constitute the Welsh Carson securityholders referred to elsewhere in this prospectus. The Welsh, Carson, Anderson & Stowe Group reports that Welsh, Carson, Anderson & Stowe VIII, L.P. shares voting and investment power with respect to all of the securities shown with the following other members of the Welsh, Carson, Anderson & Stowe Group: WCAS VIII Associates, L.L.C., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, Jonathan M. Rather, D. Scott Mackesy, John D. Clark, James R. Matthews and Sanjay Swani. The foregoing individuals other than Mr. Clark are the managing members of WCAS VIII Associates, L.L.C., the sole general partner of Welsh, Carson, Anderson & Stowe VIII, L.P. In addition, Messrs. Welsh, Carson, Anderson, McInerney, Minicucci, de Nicola, Queally and Rather are the managing members of WCAS CP III Associates, L.L.C., the sole general partner of WCAS Capital Partners III, L.P., and Messrs. Anderson and McInerney are the general partners of WCAS INFO Partners, the sole general partner of WCAS Information Partners, L.P.

The shares of common stock shown as beneficially owned by the Welsh, Carson, Anderson & Stowe Group include the following: 25,848,113 shares of common stock held of record by Welsh, Carson, Anderson & Stowe VIII, L.P. and 11,589,514 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Welsh, Carson, Anderson & Stowe VIII, L.P.; 1,951,715 shares of common stock held of record by WCAS Capital Partners III, L.P. and 2,470,031 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by WCAS Capital Partners III, L.P.; 235,932 shares of common stock held of record by each of Patrick J. Welsh and Russell L. Carson, and 106,013 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by each of Messrs. Welsh and Carson; 192,932 shares of common stock held of record by Bruce K. Anderson and 106,013 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Anderson; 43,000 shares of common stock held of record by Mary R. Anderson TTEE U/A dated 12/03/2003 Bruce K. Anderson Intangible Trust; 240,483 shares of common stock held of record by Thomas E. McInerney and 108,051 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. McInerney; 83,185 shares of common stock held of record by Robert A. Minicucci and 37,527 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Minicucci; 28,766 shares of common stock held of record by Anthony J. de Nicola and 12,565 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. de Nicola; 16,630 shares of common stock held of record by Paul B. Queally and 7,641 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Queally; 5,549 shares of common stock held of record by Jonathan M. Rather and 2,435 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Rather; 3,288 shares of common stock held of record by D. Scott Mackesy and 1,755 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Mackesy; 2,418 shares of common stock held of record by James R. Matthews and 736 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Matthews; and 8,701 shares of common stock held of record by Sanjay Swani and 3,849 shares of common stock issuable upon conversion of Series B preferred stock and upon exercise of Series B warrants held of record by Mr. Swani.

The shares of Series B preferred stock shown as beneficially owned by the Welsh, Carson, Anderson & Stowe Group include the following: 291,159 shares of Series B preferred stock held of record by Welsh, Carson, Anderson & Stowe VIII, L.P.; 50,954 shares of Series B preferred stock held of record by WCAS Capital Partners III, L.P.; 2,670 shares of Series B preferred stock held of record by each of Messrs. Welsh, Carson and Anderson; 2,732 shares of Series B preferred stock held of record by Mr. McInerney; 948 shares of Series B preferred stock held of record by Mr. Minicucci; 306 shares of Series B preferred stock held of record by Mr. de Nicola; 194 shares of Series B preferred stock held of record by Mr. Queally; 62 shares of Series B preferred stock held of record by Mr. Rather; 41 shares of Series B preferred stock held of record by Mr. Mackesy; 11 shares of Series B preferred stock held of record by Mr. Matthews; and 92 shares of Series B preferred stock held of record by Mr. Swani.

The Series B warrants shown as beneficially owned by the Welsh, Carson, Anderson & Stowe Group include the following: 1,884,245 Series B warrants held of record by Welsh, Carson, Anderson & Stowe VIII, L.P.; 771,583 Series B warrants held of record by WCAS Capital Partners III, L.P.; 17,014 Series B warrants held of record by each of Messrs. Welsh, Carson, Anderson and McInerney; 5,935 Series B warrants held of record by Mr. Minicucci; 2,374 Series B warrants held of record by Mr. de Nicola; 1,186 Series B warrants held of record by Mr. Queally; 791 Series B warrants held of record by Mr. Swani; and 396 Series B warrants held of record by each of Messrs. Rather, Mackesy and Matthews.

Acquisition of Outstanding Offered Securities

Reorganization Securities. The Welsh, Carson, Anderson & Stowe Group has reported in SEC filings that it and certain related persons acquired 22,107,085 of our outstanding shares of common stock on October 29, 2002 in exchange for the cancellation under our plan of reorganization of approximately $225.9 million principal amount of our senior notes. Of these shares of common stock, 21,950,496 shares are offered by selling securityholders in this offering.

Series A Investment Securities. The selling securityholders shown in the foregoing tables as beneficial owners of the Series A preferred stock acquired a total of 298,154 shares of Series A preferred stock, 1,013,724 Series A warrants and 1,000,000 shares of common stock offered hereby on October 29, 2002 in a private offering in connection with the consummation of our plan of reorganization. These selling securityholders also received a total of approximately 29,105 additional shares of Series A preferred stock offered hereby as quarterly payment-in-kind dividends on outstanding Series A preferred stock. All of these outstanding securities, other than the dividend shares, were issued and sold under purchase agreements between us and the selling securityholders for a total purchase price of $29.8 million. The purchase price of $100 per share of Series A preferred stock was equal to the stated liquidation value of $100 per share. We issued the shares of common stock as consideration for the commitment of these investors to participate in the Series A preferred stock investment, which was an important term of the plan of reorganization. Solely for purposes of calculating the dividend amount, each share of Series A preferred stock issued as a payment-in-kind dividend is valued at its liquidation preference of $100.

BTI Merger Transaction Securities. The Welsh, Carson, Anderson & Stowe Group and the other Welsh Carson securityholders acquired a total of 6,984,970 shares of common stock, 350,000 shares of Series B preferred stock and 3,000,000 Series B warrants in private offerings in connection with our acquisition by merger of BTI, which we consummated on October 6, 2003.

Pursuant to the BTI merger agreement, each issued and outstanding share of the common stock of BTI, other than any shares of BTI common stock owned by BTI, which were canceled, was converted into the right to receive as of the merger effective time approximately 0.00015 of a share of our common stock, and each issued and outstanding share of the preferred stock of BTI was converted into the right to receive as of the merger effective time a number of shares of our common stock equal to the product of the number of shares of BTI common stock into which each share of BTI preferred stock was convertible as of the effective time multiplied by the foregoing exchange ratio. As of the merger effective time, pursuant to these provisions, the common stock and preferred stock of BTI held by the Welsh Carson securityholders was converted into the right to receive 34,970 shares of the total of approximately 50,000 shares of our common stock issuable as merger consideration to the BTI shareholders.

On the merger closing date, pursuant to the BTI merger agreement, we issued to the Welsh, Carson, Anderson & Stowe Group and the other Welsh Carson securityholders 6,950,000 shares of common stock and 3,000,000 Series B warrants in exchange for the surrender for cancellation of promissory notes representing $95 million principal amount of BTI indebtedness owing to the Welsh Carson securityholders. Of the Series B warrants issued on the merger closing date, 2,750,000 Series B warrants have been registered for resale by this prospectus.

On the merger closing date, pursuant to the BTI merger agreement, the Welsh Carson securityholders purchased a total of 350,000 shares of the Series B preferred stock for a total purchase price of $35 million. The purchase price of $100 per share of Series B preferred stock was equal to the liquidation value of $100 per share. Of the purchase price, approximately $27.5 million was paid in cash and approximately $7.5 million was paid by the surrender for cancellation of $7.5 million principal amount of promissory notes of BTI owing to such Welsh Carson securityholders. The Welsh Carson securityholders also received a total of approximately 6,674 additional shares of Series B preferred stock offered hereby as quarterly payment-in-kind dividends on outstanding Series B preferred stock. Solely for purposes of calculating the dividend amount, each share of series B preferred stock issued as a payment-in-kind dividend is valued at its liquidation preference of $100.

Our Relationships With Selling Securityholders

The following presents information about our material relationships with the selling securityholders within the past three years.

Directors and Officers. The following selling securityholders serve as directors or officers of ITC^DeltaCom as of January 22, 2004:

Name	Position
John Almeida, Jr.	Director
Donald W. Burton	Director
Campbell B. Lanier, III	Director
Thomas E. McInerney	Director
Anthony J. de Nicola	Director
Douglas A. Shumate	Chief Financial Officer
Sanjay Swani	Director

William H. Scott, III served as one of our directors from March 1997 through October 2002, Foster McDonald served as our President from March 1997 through March 2000 and Henry E. Crosby, Jr. served as one of our Vice Presidents from March 1997 through December 2003.

Selling Securityholder Affiliates. We entered into investment and commercial transactions with ITC Holding Company, Inc. and related affiliates or former affiliates of Campbell B. Lanier, III, Donald W. Burton and William H. Scott, III. Until May 2003, Messrs. Lanier and Burton served as directors, and Messrs. Lanier and Scott served as executive officers, of ITC Holding Company. Within the past three years, we:

•	issued and sold to ITC Holding Company, for a total purchase price of $46.7 million, two series of our convertible preferred stock and related common stock purchase warrants, which were canceled in October 2002 under our plan of reorganization, and reimbursed ITC Holding Company for costs it incurred in connection with these investment transactions;

•	sold capacity on our fiber optic network and a variety of telecommunications services to subsidiaries and affiliates of ITC Holding Company;

•	purchased a variety of telecommunications services from subsidiaries and affiliates of ITC Holding Company; and

•	purchased air travel services from a subsidiary of ITC Holding Company.

SCANA Corporation. We entered into investment and commercial transactions with SCANA Corporation and its subsidiaries. Within the past three years, we:

•	issued and sold to SCANA Corporation, for a total purchase price of $11.7 million, two series of our convertible preferred stock and related common stock purchase warrants, which were canceled in October 2002 under our plan of reorganization, and reimbursed SCANA Corporation for costs it incurred in connection with these investment transactions;

•	sold various telecommunications services to SCANA Corporation and its subsidiaries;

•	purchased various telecommunications services from SCANA Corporation; and

•	leased office space and space for telecommunications switching equipment from a subsidiary of SCANA Corporation.

Welsh Carson Securityholders. Affiliates of the Welsh, Carson, Anderson & Stowe Group, including BTI before the merger and other portfolio companies, sell or have sold telecommunications services to us or our BTI subsidiaries and purchase or have purchased telecommunications and related services from us or our BTI subsidiaries.

J. Smith Lanier & Co., Inc. J. Smith Lanier & Co., Inc. has provided us with insurance brokerage services, including the negotiation and acquisition on our behalf of various insurance policies with third-party insurers. J. Smith Lanier & Co. also has performed risk management services for us. We have sold a variety of telecommunications services to J. Smith Lanier & Co. J. Smith Lanier, II is the Chairman and a stockholder of J. Smith Lanier & Co. and David Gaines Lanier is the President and Chief Executive Officer, a director and a stockholder of J. Smith Lanier & Co. These individuals are also selling securityholders.

UBS Securities LLC. UBS Securities LLC acted as our financial advisor in 2001 and 2002 in connection with our reorganization. For its services, we paid UBS Securities total fees, excluding reimbursement of expenses, of $3.7 million, of which it applied approximately $1.2 million to purchase our securities.

Future Selling Securityholders

We have registered the foregoing securities for resale by the selling securityholders named in this prospectus in accordance with registration rights agreements we entered into with the selling securityholders at the time of their investments. If these selling securityholders transfer offered securities in unregistered transactions, the registration rights agreements may require us to add the transferees of such offered securities as selling securityholders in this prospectus. Information concerning these transferees or other persons who become selling securityholders will be set forth from time to time in supplements to this prospectus or in amendments to the registration statement of which this prospectus forms a part. No securityholder may offer securities for resale pursuant to this prospectus until such securityholder is named as a selling securityholder in a supplement to this prospectus or in a future prospectus.

DESCRIPTION OF THE OFFERED SECURITIES

The following description sets forth the material terms of ITC^DeltaCom’s common stock, Series A preferred stock, Series B preferred stock, Series A warrants and Series B warrants. This description does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, including the certificates of designation of the Series A preferred stock and the Series B preferred stock, our bylaws and the warrant agreements under which we issued the warrants. We have filed our certificate of incorporation and bylaws and the warrant agreements as exhibits to the registration statement of which this prospectus forms a part or as exhibits to our other filings with the SEC considered a part of the registration statement. See “Where You Can Find More Information” for information about how you can obtain copies of these documents.

Authorized Capital Stock

Our certificate of incorporation currently provides that we have authority to issue 350,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Our certificate of incorporation authorizes our board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including dividend rights, liquidation preferences, conversion privileges, redemption rights and voting powers. As of the date of this prospectus, the board of directors had designated 665,000 shares of the preferred stock as Series A preferred stock and 1,200,000 shares of the preferred stock as Series B preferred stock. Our board of directors has not provided for the creation or issuance of any series of preferred stock other than the Series A preferred stock and the Series B preferred stock.

Our board of directors has broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of the shares of preferred stock outstanding from time to time. The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that our board of directors may designate and we may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of ITC^DeltaCom even if such a transaction would be beneficial to the interests of our stockholders.

Outstanding and Offered Securities

The following table shows, as of January 1, 2004, the total number of each type of our securities outstanding (other than stock options and stock units issued under our stock incentive plan) and the approximate total number of shares of common stock into which each series of the preferred stock is convertible and for which each issue of warrants is exercisable.

Outstanding Securities

Security	Number Outstanding	Number of Shares of Underlying Common Stock
Common stock	51,827,620	—
Series A preferred stock	329,285	5,762,470
Series B preferred stock	356,674	11,889,133
Series A warrants	1,020,000	1,020,000
Series B warrants	3,000,000	3,000,000

The following table shows, as of January 1, 2004, for each type of security registered for offer and sale by this prospectus, the number of such securities outstanding and the approximate number of shares of common stock into which each series of the preferred stock is convertible and for which each issue of warrants is exercisable.

Outstanding Offered Securities

Security	Number Outstanding	Number of Shares of Underlying Common Stock
Common stock	29,935,916	—
Series A preferred stock	327,259	5,727,019
Series B preferred stock	356,674	11,889,134
Series A warrants	1,013,724	1,013,724
Series B warrants	2,750,000	2,750,000

In addition to the offer and sale of the foregoing outstanding securities, this prospectus covers the offer and sale of securities that were not outstanding as of January 1, 2004. See “Summary” for information about these other securities.

Common Stock

The following description sets forth the material terms of our common stock.

Voting Rights. Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each holder is entitled, together with the holders of all other classes of stock entitled to attend the special and annual meetings of our stockholders, to cast one vote for each outstanding share of common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the common stock, as such, are not entitled to vote on any amendment to our certificate of incorporation, including the certificate of designation of any series of preferred stock, that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the certificate of incorporation, including the certificate of designation of any series of preferred stock, or pursuant to the Delaware General Corporation Law.

Liquidation Rights. The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of ITC^DeltaCom, whether voluntary or involuntary, will become entitled to participate in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class or series of stock having preference over the common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends on an equal per-share basis, but only when, as and if declared by our board of directors.

Other Rights. Holders of the common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Series A Preferred Stock and Series B Preferred Stock

The following table summarizes some of the principal terms of the Series A preferred stock and Series B preferred stock. This summary is not complete, and you should review the discussion after the table for a fuller description of the rights, privileges and preferences of the Series A preferred stock and Series B preferred stock. Unless the context otherwise requires, we refer to the Series A preferred stock and Series B preferred stock in that discussion collectively as the “preferred stock.”

Term	Series A Preferred Stock	Series B Preferred Stock
Original Issue Date	October 29, 2002	October 6, 2003

Ranking	Senior to common stock On a parity with Series B preferred stock	Senior to common stock On a parity with Series A preferred stock

Dividends

Annual rate	8%	8%

Quarterly payment dates	January 1, April 1, July 1 and October 1	January 1, April 1, July 1 and October 1

Form of 8% dividend	Cash, payment-in-kind, or combination	Cash, payment-in-kind, or combination

Participation in common stock dividends	To extent common stock dividend exceeds 2% quarterly rate	To extent common stock dividend exceeds 2% quarterly rate

Liquidation Preference	Greater of (x) $100 per share plus accrued and unpaid dividends or (y) amount payable on as-converted basis	Greater of (x) $100 per share plus accrued and unpaid dividends or (y) amount payable on as-converted basis

Conversion Rights

Convertibility	Convertible into common stock in whole or in part at any time	Convertible into common stock in whole or in part at any time

Conversion price	$5.7143 per share of common stock, subject to adjustment	$3.00 per share of common stock, subject to adjustment

Term	Series A Preferred Stock	Series B Preferred Stock

Reduction of conversion price for dilutive issuances	Through October 29, 2004	Through October 6, 2005

Redemption

Redemption at holder’s option	None	None

Redemption at ITC^DeltaCom’s option upon a fundamental change	Until October 29, 2005, at $110 per share plus accrued and unpaid dividends	Until October 6, 2006, at $110 per share plus accrued unpaid dividends

Other redemption at ITC^DeltaCom’s option	Beginning on October 29, 2005, at $100 per share plus accrued and unpaid dividends	Beginning on October 6, 2006, at $100 per share plus accrued and unpaid dividends

Mandatory redemption	October 29, 2012, at $100 per share plus accrued and unpaid dividends	October 29, 2012, at $100 per share plus accrued and unpaid dividends

Voting Rights

Class vote for directors based on percentage of outstanding shares of series	100% - 66 2/3% - 2 directors 66 2/3% - 33 1/3% - 1 director	100% - 66 2/3% - 2 directors 66 2/3% - 33 1/3% - 1 director

As-converted voting rights together with common stock	All matters except election of directors (until termination of class vote for directors)	All matters except election of directors (until termination of class vote for directors)

Consent rights	Adverse change to terms of Series A preferred stock Creation or issuance of parity or senior securities	Adverse change to terms of Series B preferred stock Creation or issuance of parity or senior securities Fundamental change (through January 6, 2005)

Ranking. With respect to dividend rights and distributions upon the liquidation, dissolution or winding-up of ITC^DeltaCom, the Series A preferred stock and Series B preferred stock are “parity securities,” as described below, and these series rank:

•	senior to “junior securities,” which include the common stock and each other class of capital stock or series of preferred stock established by our board of directors after the Series A preferred stock and Series B preferred stock which has terms that do not expressly provide that such class or series will rank senior to, or on a parity with, the Series A preferred stock and Series B preferred stock;

•	on a parity with “parity securities,” which include each class of capital stock or series of preferred stock established by our board of directors after the Series A preferred stock and Series B preferred stock which has terms that expressly provide that such class or series will rank on a parity with the Series A preferred stock and Series B preferred stock; and

•	junior to “senior securities,” which include each class of capital stock or series of preferred stock established by our board of directors after the Series A preferred stock and Series B preferred stock which has terms that expressly provide that such class or series will rank senior to the Series A preferred stock and Series B preferred stock.

Dividend Rights. The holders of the preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for this purpose, cumulative dividends in an amount equal to the greater of:

•	dividends at the annual rate of 8% per share on the $100 liquidation preference per share of the preferred stock plus the amount of any accrued and unpaid dividends for past dividend periods; and

•	dividends, other than dividends in common stock payable in connection with a stock split, reclassification or subdivision of the common stock, that would have accrued with respect to such share of the preferred stock during the applicable quarterly dividend period if the holder of such share had converted such share into common stock immediately prior to the record date of any dividend declared on the common stock in such quarterly dividend period.

Dividends payable at the 8% annual rate may be paid to the holders of the preferred stock by us, at our option, in cash, in shares of such series of the preferred stock, or in a combination of cash and shares of such series of the preferred stock. Our ability to pay cash dividends is restricted by the terms of our credit facilities and our principal capital lease facilities. As a result, for so long as these restrictions remain in effect, we expect to pay dividends on each series of the preferred stock in shares of such series. Solely for computing the dividend amount, each share of the preferred stock issued as such a payment-in-kind dividend will be valued at its liquidation preference of $100. Dividends payable on the preferred stock based on common stock dividends as described above will be payable in the same form as the related dividends declared on the common stock.

If any dividend would result in the issuance of a fractional share of the preferred stock, we, in our sole discretion, may either pay such fractional share or round such fractional share up to the nearest whole share of preferred stock. Except to the extent otherwise required by the NASDAQ Marketplace Rules, if our common stock is traded on the NASDAQ Stock Market, or by the rules, regulations, interpretations and practices of our transfer agent or any securities exchange on which the common stock is traded, or by any other applicable law or regulation, fractional shares of the preferred stock we issue in payment of any dividend will be rounded up to the nearest one-ten thousandth (.0001) of a share, and any dividend we pay in cash will be rounded up to the nearest cent.

Each dividend will be payable to holders of record as they appear on our stock register on the March 15, June 15, September 15 and December 15 immediately preceding the applicable dividend payment date, or if such date is not a business day, on the next succeeding business day, or on such other date that is fixed by our board of directors as the record date and that is not more than 60 days or less than 10 days preceding the applicable dividend payment date. Dividends will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year. If such payment date is not a business day, and a dividend is payable in cash, such dividend will be payable on the next business day. Dividends on shares of the preferred stock will accrue from the most recent date to which dividends have been paid or, if no dividends have been paid, from the date of the original issuance of such shares. Dividends payable with respect to a full dividend period will be payable at a 2% quarterly rate. Dividends payable for any period greater or less than a full quarterly dividend period will be computed on the basis of a 365-day year and the actual number of days elapsed in the dividend period. We may elect to treat any Series B preferred stock we issue pursuant to the BTI merger agreement after October 6, 2003 on a day that is not the first day of a quarterly dividend period as having been issued on the first day of such quarterly dividend period.

Dividends will accrue and be cumulative from each quarterly dividend payment date whether or not declared and whether or not we have funds legally available for payment of the dividends for any dividend period or periods. Accumulations of dividends will not bear interest.

We may not declare or pay dividends on any parity securities unless all accrued and unpaid dividends with respect to the preferred stock have been declared and paid or funds have been set aside for payment of such dividends. If we have not paid in full any accrued and unpaid dividends on the preferred stock or set apart sufficient funds for the payment of such dividends, we may declare and pay dividends on parity securities for past dividend periods if all accrued and unpaid dividends declared on the preferred stock and on any parity securities are declared ratably in proportion to the respective dividend amounts accumulated and unpaid on the preferred stock and on such parity securities.

We may not redeem, purchase or otherwise acquire any parity securities for any consideration, or pay or make available any moneys for a sinking fund for the redemption of any parity securities, except by conversion into or exchange for parity securities or junior securities, unless we contemporaneously redeem, purchase or otherwise acquire for consideration a pro rata portion of the preferred stock then outstanding. The pro rata portion will be calculated for these purposes based on the aggregate redemption, purchase or other acquisition price which would be payable to the holders of such series of the preferred stock and the holders of the class or series of parity securities being redeemed, purchased or otherwise acquired, assuming we were to redeem the total number of shares of such series of the preferred stock and of each such class or series of parity securities then outstanding. Any such redemption of the preferred stock will be deemed to be a redemption at our option, and will be subject to additional requirements, as described below under “–Redemption.”

We may not declare or pay dividends on any junior securities or redeem, purchase or otherwise acquire any junior securities for any consideration, or pay or make available any moneys for a sinking fund for the redemption of any junior securities, except by conversion into or exchange for junior securities, unless we have paid all accrued and unpaid dividends with respect to the preferred stock and any parity securities for all past dividend periods and the current dividend period or we have set apart sufficient funds for the payment of such dividends.

Notwithstanding the foregoing restrictions, we may:

•	declare and pay dividends or make distributions on parity securities that are payable solely in additional parity securities or in junior securities;

•	declare and pay dividends or make distributions on junior securities that are payable solely in additional junior securities; or

•	redeem, purchase or otherwise acquire junior securities in exchange for junior securities and parity securities in exchange for parity securities or junior securities.

Liquidation Preference. Each share of the preferred stock has a stated liquidation preference of $100 per share. The liquidation preference of each series of the preferred stock will be subject to equitable adjustment if there occurs any stock split, combination, reclassification or other similar event affecting such series of the preferred stock.

Upon any liquidation, dissolution or winding-up of ITC^DeltaCom, whether voluntary or involuntary, and subject to the rights of our creditors and holders of any senior securities and parity securities, each holder of the preferred stock will be entitled to be paid, out of our assets available for distribution to stockholders, before any distribution is made on the common stock and any other junior securities, an amount in cash equal to the greater of:

•	the liquidation preference of $100 per share of the preferred stock plus the amount of any accumulated and unpaid dividends on such series of preferred stock accrued to, but not including, the date of such liquidation, dissolution or winding-up; and

•	the amount that such holder would have received with respect to the shares of common stock issuable upon conversion of the holder’s shares of the preferred stock if such shares had been converted immediately before the date of such liquidation, dissolution or winding-up.

If the amounts payable with respect to the preferred stock and all other parity securities are not paid in full, the holders of the preferred stock and the parity securities will share equally and ratably in any distribution of our assets in proportion to the respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the preferred stock, the holders of shares of the preferred stock will not be entitled to any further distribution of our assets. Neither the sale, conveyance, lease, exchange or transfer of all or substantially all of our assets, nor our consolidation or merger with or into one or more entities, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of ITC^DeltaCom for purposes of the liquidation preference of either series of the preferred stock.

Conversion Rights. Each share of the preferred stock is convertible at the holder’s option, in whole or in part, at any time after such share is issued, into a number of shares of common stock which is obtained by dividing the $100 liquidation preference per share plus the amount of any accrued and unpaid dividends accrued to, but not including, the conversion date by the conversion price applicable to such share. The initial conversion price of the Series A preferred stock is $5.7143 per share of common stock and the initial conversion price of the Series B preferred stock is $3.00 per share of common stock. The conversion prices of the preferred stock are subject to reduction from time to time under the circumstances described below. The right to convert shares of the preferred stock called for redemption will terminate at the close of business on the last business day before the date fixed for redemption, unless we default in paying the redemption price. We will not issue fractional shares of common stock upon the conversion of any share of the preferred stock. Instead, in our discretion, we may either round up a fractional share of common stock to the nearest whole share of common stock or pay cash in lieu of the fractional share based on the market price of the common stock on the business day preceding the conversion date.

In order to prevent dilution of the foregoing conversion rights, the conversion price of the preferred stock will be subject to reduction in the manner described below. A reduction in the conversion price will result in an increase in the number of shares of common stock issuable upon conversion of the preferred stock. If at any time through October 29, 2004, with respect to the Series A preferred stock, or through October 6, 2005, with respect to the Series B preferred stock, we issue or sell, or we are deemed to have issued or sold, shares of common stock for no consideration or for a consideration per share less than the conversion price of the Series A preferred stock or the Series B preferred stock in effect on the date of issuance or sale, or deemed issuance or sale, of such common stock, the conversion price of such series of the preferred stock will be reduced to a price determined by multiplying the conversion price in effect immediately before the issuance or sale, or deemed issuance or sale, by the following fraction:

•	the numerator of the fraction will be an amount equal to the sum of (x) the total number of shares of common stock deemed outstanding immediately before such issuance or sale, plus (y) the quotient of the aggregate consideration received or receivable by us upon such issuance or sale divided by the applicable conversion price in effect immediately before such issuance or sale; and

•	the denominator of the fraction will be the total number of shares of common stock deemed outstanding immediately after such issuance or sale.

For purposes of this calculation, the total number of shares of common stock deemed outstanding will include the shares of common stock actually outstanding plus, without duplication, the maximum number of shares of common stock issuable upon the exercise, conversion or exchange of all then-outstanding warrants, rights and options to subscribe for or to purchase common stock or securities convertible into or exchangeable for common stock, which we refer to collectively as “options,” and all such convertible securities, whether or not such options or convertible securities are actually exercisable, convertible or exchangeable for or into common stock at such time.

We will be deemed to have issued or sold common stock for a price less than the conversion price of the Series A preferred stock or Series B preferred stock if we issue, grant or sell:

•	any options, whether or not immediately exercisable, which have an exercise price per share of common stock that is less than the conversion price of such series of the preferred stock in effect on the date of issuance or grant of such options; or

•	any convertible securities, whether or not immediately convertible, which have a conversion price per share of common stock that is less than the conversion price of such series of the preferred stock in effect on the date of issuance of such convertible securities.

If we issue, grant or sell any common stock, options or convertible securities for cash, the consideration we will be deemed to have received for purposes of the foregoing calculations will be the amount we receive before deduction of commissions, underwriting discounts or allowances or other expenses we have paid or incurred in connection with the issuance, grant or sale. If we issue or sell common stock, options or convertible securities for a consideration part or all of which is other than cash, the amount of the consideration other than cash we will be deemed to have received will be the fair value of such consideration. If we issue any common stock, options or convertible securities in connection with any acquisition, merger or consolidation in which we are the surviving corporation, the amount of consideration we will be deemed to have received for such a transaction will be deemed to be the fair value of the portion of the net assets and business of the non-surviving entity which is attributable to such common stock, options or convertible securities. The fair value of any consideration other than cash will be determined in good faith by our board of directors, whose determination, in the absence of manifest error, will be final and binding upon us and the holders of the preferred stock, unless specified initial holders of the preferred stock request an independent appraisal of the fair value of any non-cash consideration in the manner specified in the applicable certificate of designation. The fair value of such non-cash consideration determined by the independent appraiser will be final and binding upon us and the holders of the preferred stock.

No adjustment to the conversion price of either series of the preferred stock will be made upon the issuance, sale, grant, exercise, conversion, exchange, reclassification, redemption or other retirement of any of the following securities:

•	any common stock issued pursuant to the BTI merger agreement;

•	the Series A preferred stock or the Series B preferred stock, including any Series A preferred stock or Series B preferred stock issued as payment-in-kind dividends, or any shares of common stock or other securities issuable or payable upon conversion of the Series A preferred stock or Series B preferred stock;

•	any shares of common stock, options or convertible securities issued as a dividend or distribution on the applicable series of the preferred stock in accordance with the certificate of designation of such series, or any shares of common stock issuable or payable upon exercise of any such options or upon conversion or exchange of any such convertible securities;

•	the Series A warrants or the Series B warrants, or any shares of common stock or other securities issuable or payable upon the exercise of such warrants;

•	any shares of common stock, options or convertible securities issued or issuable under (a) the ITC^DeltaCom, Inc. stock incentive plan as in effect on October 29, 2002, with respect to the Series A preferred stock, or on October 6, 2003, with respect to the Series B preferred stock, or (b) such plan as amended after such date and any other ITC^DeltaCom equity-based benefit plan which becomes effective after such date, provided that any such amendment to the ITC^DeltaCom stock incentive plan or the effectiveness of any such other benefit plan is approved by our board of directors or by the compensation committee or comparable committee of our board of directors, in either case with the affirmative vote or consent of the directors, if any, who are designated or elected by the Series A preferred stockholders, with respect to the Series A preferred stock, or by the Series B preferred stockholders, with respect to the Series B preferred stock, in accordance with the certificate of designation of such series, whether or not serving on any such committee, or any shares of common stock issuable or payable upon exercise of any such options or upon conversion or exchange of any such convertible securities;

•	any shares of common stock issued or deemed to have been issued in a stock split, stock dividend, reverse stock split, recapitalization, reorganization, reclassification or other transaction for which an adjustment of the conversion price is separately required under the certificate of designation of the Series A preferred stock or the certificate of designation of the Series B preferred stock, as described below; or

•	any shares of common stock, options or convertible securities issued in connection with our acquisition of all or part of another business or company, whether by merger, consolidation or otherwise, which is approved by our board of directors or by an authorized committee of our board of directors, in either case with the affirmative vote or consent of the directors, if any, who are designated or elected by the Series A preferred stockholders, with respect to the Series A preferred stock, or by the Series B preferred stockholders, with respect to the Series B preferred stock, in accordance with the certificate of designation for such series, whether or not serving on any such committee, or any shares of common stock issuable or payable upon exercise of any such options or upon conversion or exchange of any such convertible securities.

The conversion price of the preferred stock will be proportionately reduced if we subdivide the shares of common stock into a greater number of shares by any stock split, stock dividend, recapitalization, reorganization, reclassification or other transaction, and will be proportionately increased if we combine the shares of common stock into a smaller number of shares by any reverse stock split, recapitalization, reorganization, reclassification or other transaction.

Upon the occurrence of a fundamental change involving ITC^DeltaCom, there will be no adjustment of the conversion price. Instead, each share of the preferred stock, without the consent of the holder except as expressly required by applicable law or as described below under “–Voting and Approval Rights,” will become convertible into the kind and amount of shares of capital stock or other securities of ITC^DeltaCom or another issuer, cash or other property that such holder would have been entitled to receive upon conversion of the preferred stock into common stock immediately before the effective date of such fundamental change, assuming such holder of common stock is not a specified related party to the transaction and such holder of common stock failed to exercise the holder’s rights of election, if any, as to the kind or amount of capital stock or other securities, cash or other property receivable upon such fundamental change. The right conferred under this provision will be the sole right of the holders of the preferred stock in connection with any fundamental change and, except as expressly provided by applicable law or as described below under “–Voting and Approval Rights,” such holders will have no separate right to consent with respect to, and will have no separate vote on, such fundamental change. In connection with any fundamental change, effective provisions must be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease, exchange or transfer, or otherwise, so that any resulting or surviving corporation or any transferee in connection with the fundamental change expressly assumes the obligation to deliver to the holders of the preferred stock the applicable shares of capital stock, or other securities, cash or other property (1) upon conversion of the preferred stock, if the preferred stock will remain outstanding, or (2)

upon completion of the fundamental change or thereafter as provided in such effective provisions, if the preferred stock will not remain outstanding. A fundamental change is any transaction or event, including any merger, consolidation, sale, conveyance, lease, exchange or transfer of assets, tender or exchange offer, reclassification (including any such reclassification in connection with a consolidation or merger in which ITC^DeltaCom is the surviving corporation), capital reorganization, compulsory share exchange or liquidation, in each case, in which all or substantially all outstanding shares of the common stock, or all or substantially all of the assets or the property of ITC^DeltaCom, are converted into or exchanged for capital stock of ITC^DeltaCom or another issuer or other securities, cash or other property.

We will not be required to give effect to any adjustment of the conversion price unless and until the net effect of one or more required adjustments will have resulted in a change of the conversion price by at least 1%. When the cumulative net effect of more than one adjustment will be to change the conversion price by at least 1%, we will give effect to such change to the conversion price.

After the occurrence of any event requiring adjustment of the conversion price, we will give written notice of the adjustment to the holders of the preferred stock. Our notice will state the new conversion price resulting from such event and will set forth in reasonable detail the method we used to calculate the new conversion price and the facts upon which we based our calculation. We may choose to provide holders with this information in the quarterly or annual reports we file with the SEC or by written notice to the holders of the preferred stock. We are required to provide the specified notice within ten business days after the event requiring adjustment of the conversion price or, if earlier, the date on which the adjustment is effective.

Redemption. Beginning on October 29, 2005, for the Series A preferred stock, and October 6, 2006, for the Series B preferred stock, we will have the right, at our option, to redeem for cash the shares of such series of preferred stock, in whole or in part (with a minimum aggregate redemption price of $5 million for the Series B preferred stock), at any time and from time to time. The redemption price per share of the preferred stock will be equal to the liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends accrued to, but not including, the date fixed for redemption, without interest.

We may not redeem the preferred stock before the foregoing dates other than in connection with a fundamental change, as defined above under “–Conversion Rights.” If a fundamental change occurs before October 29, 2005, with respect to the Series A preferred stock, or before October 6, 2006, with respect to the Series B preferred stock, we will have the right, at our option, to redeem for cash the applicable series of preferred stock, in whole or in part (with a minimum redemption price of $5 million for the Series B preferred stock), at any time, including concurrently with the occurrence of the fundamental change, and from time to time. The redemption price per share will be equal to 110% of the sum of the liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends accrued to, but not including, the date fixed for redemption, without interest.

For so long as both series of preferred stock are outstanding, our exercise of these optional redemption rights will be subject to the limitation discussed above under “—Dividend Rights.” In addition, for so long as the initial holders of either series of the preferred stock and their affiliates are the beneficial and record owners of at least 50% of the outstanding shares of such series of the preferred stock, we may not redeem or exercise our optional rights to redeem any shares of such series of the preferred stock without the prior written consent of such initial holders and their affiliates owning beneficially and of record at least 50% of the outstanding shares of such series of the preferred stock, unless we concurrently redeem a pro rata portion of each other outstanding class or series of parity securities, including the other series of preferred stock. For these purposes, the pro rata portion will be calculated based on the aggregate redemption price which would be payable to the holders of such series of the preferred stock and the holders of each such class or series of parity securities to redeem the total number of shares of such series of the preferred stock and each such class or series of parity securities then outstanding.

If we optionally redeem fewer than all the outstanding shares of either series of the preferred stock, the number of shares to be redeemed will be determined by our board of directors and the shares to be redeemed will be selected on a pro rata basis, with any fractional shares of preferred stock being rounded up to the nearest whole share. Notwithstanding this requirement, we may redeem all, none or any amount greater or less than the pro rata portion of shares held by any holder of fewer than 100 shares of either series of the preferred stock as may be determined by the board of directors.

On October 29, 2012, we will be required to redeem for cash all outstanding shares of both series of the preferred stock. The redemption price per share of the preferred stock will be equal to the liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends on shares of such series of preferred stock accrued to, but not including, the date fixed for redemption, without interest. For so long as the initial holders of either series of the preferred stock and their affiliates are the beneficial and record owners of at least 50% of the outstanding shares of such series of the preferred stock, we may not redeem or exercise our mandatory rights to redeem any shares of such series of the preferred stock without the prior written consent of such initial holders and their affiliates owning beneficially and of record at least 50% of the outstanding shares of such series of the preferred stock, unless we concurrently redeem a pro rata portion of each other outstanding class or series of parity securities, including the other series of preferred stock. For these purposes, the pro rata portion will be calculated based on the aggregate redemption price which would be payable to the holders of such series of the preferred stock and the holders of each such other class or series of parity securities to redeem the total number of shares of such series of the preferred stock and each such other class or series of parity securities then outstanding.

If we do not have funds legally available to discharge fully our mandatory redemption obligation on the mandatory redemption date, we will be required to use all legally available funds on the mandatory redemption date and thereafter until all of the preferred stock has been redeemed to redeem to the fullest possible extent the shares of each series of the preferred stock on a ratable basis, based on the aggregate redemption price that would otherwise be payable to the holders of such series. Shares of either series of the preferred stock that remain outstanding after the mandatory redemption date will continue to be entitled to all of the rights, preferences and powers of such series until such shares are redeemed.

For so long as we have not fully discharged our mandatory redemption obligation, we will not be permitted to redeem, purchase or otherwise acquire for any consideration any parity securities or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any parity securities or declare any dividends or make any other distributions on any junior securities, redeem, purchase or otherwise acquire for consideration any junior securities, or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any junior securities.

We will be required to send holders of the preferred stock written notice of an optional redemption in connection with a fundamental change not less than 15 days before the date of the fundamental change and written notice of any other redemption not less than 30 days nor more than 60 day before the date fixed for redemption. Holders of the preferred stock called for redemption will have the right, exercisable at any time up to the close of business on the business day immediately prior to the date fixed for redemption, to convert all or any portion of such shares into common stock, unless we default in making the redemption payments due upon the redemption of such shares. In this event, the holders will be entitled to exercise this conversion right at any time until the close of business on the business day immediately prior to the date on which the payment is made.

Voting and Approval Rights. Except as described below, holders of the preferred stock are entitled to vote on an “as-converted” basis together with the holders of the common stock as a single class on all matters presented for a vote to the holders of the common stock. With respect to any such matter, each holder of the preferred stock will have a number of votes per share of preferred stock held of record by such holder on the record date for the meeting of stockholders, if such matter is subject to a vote at a meeting of stockholders, or on the effective date of any consent, if such matter is subject to a consent of the stockholders without a meeting of stockholders, which is equal to the number of shares of common stock into which such share of preferred stock is convertible immediately after the close of business on such record date or effective date. These voting rights of holders of the preferred stock are subject to restrictions, if any, imposed by applicable law or regulation, the NASDAQ Marketplace Rules, if our common stock is traded on the NASDAQ Stock Market, or the rules, regulations, interpretations and practices of any securities exchange on which the common stock is traded, as determined by our board of directors. For so long as the holders of either series of the preferred stock have the right, described below, to vote as a separate class, exclusive of all other stockholders, in the election of directors, the holders of such series will not be entitled to vote in any election of our directors on an “as-converted” basis.

For so long as at least 66 2/3% of the shares of either series of the preferred stock issued by us are outstanding, the holders of the shares of such series will be entitled, voting as a separate class, exclusive of all other stockholders, to elect two directors to serve on our board of directors. If the number of outstanding shares of either series of the preferred stock decreases to below 66 2/3% but remains in excess of 33 1/3%, the holders of the shares of such series will be entitled, voting as a separate class, exclusive of all other stockholders, to elect one director. If the number of outstanding shares of either series of the preferred stock decreases to or below 33 1/3%, the right of the holders of such series to elect directors as a separate class, exclusive of all other stockholders, will terminate, and such holders will thereafter be entitled to vote in the election of directors on an “as-converted” basis together with the holders of the common stock. With respect to each series of the preferred stock, the “single class voting date” is the first record date for determining stockholders entitled to vote upon or consent to the election of directors on which 33 1/3% or fewer shares of such series of the preferred stock remain outstanding.

At any meeting held before the single class voting date at which our stockholders are entitled to vote upon the election of directors, the presence in person or by proxy of the holders of shares representing more than 50% of the voting power of either series of the preferred stock outstanding on the record date for such meeting will be required to constitute a quorum of such series for the election of directors by such series.

Each of the two directors initially designated for appointment as directors by the purchasers of the Series A preferred stock and the two directors initially designated for appointment as directors by the purchasers of the Series B preferred stock, and any director thereafter elected by the holders of the applicable series of preferred stock before the single class voting date, will hold office until the earlier of (1) the time which is immediately after the next meeting of stockholders at which directors elected by the holders of such series of the preferred stock, voting as a separate class, exclusive of all other stockholders, are elected and (2) such time as the holders of such series of the preferred stock are no longer entitled, voting as a separate class, exclusive of all other stockholders, to elect directors to serve on the board of directors. Any vacancy in respect of any such director that is filled before the single class voting date may be filled only by vote of the remaining director so elected by the holders of the applicable series of the preferred stock, or if there is no such remaining director, by consent of the holders of the applicable series of the preferred stock, or at a special meeting of the holders of such series of the preferred stock, or, if no such special meeting is called, at the next annual meeting of stockholders. Except as otherwise and to the extent provided by applicable law or regulation or by the NASDAQ Marketplace Rules, if our common stock is traded on the NASDAQ Stock Market, or the rules, regulations, interpretations and practices of any securities exchange on which the common stock is traded, in connection with any consent of the holders of either series of the preferred stock, the consent of holders of shares representing more than 50% of the voting power of the outstanding shares of such series of the preferred stock will be sufficient to approve or take action upon the applicable matters.

Any director elected to our board of directors by the holders of either series of the preferred stock or appointed by any director or directors elected by such holders before the single class voting date may be removed during such director’s term of office, either with or without cause, before the single class voting date by the affirmative vote of holders of shares representing more than 50% of the voting power of the outstanding shares of such series of the preferred stock entitled to vote.

As long as any shares of either series of the preferred stock remain outstanding, we will be prohibited from amending, altering or repealing any provision of our certificate of incorporation or the certificate of designation of such series of preferred stock to alter or change the powers, preferences or special rights of such series of the preferred stock, whether by merger, consolidation, business combination, other extraordinary corporate transaction or otherwise, in a manner that affects them adversely, or, except as otherwise expressly provided in the certificate of designation of such series, change such series of preferred stock into any other securities, cash or property, without the approval of the holders of more than 50% of the voting power of the outstanding shares of such series of the preferred stock, voting or consenting as a separate class. If a proposed amendment to the certificate of designation seeks to change any dividend or other amount payable on, or the liquidation preference of, either series of preferred stock, the approval of the holders of at least 66 2/3% of the voting power of the outstanding shares of such series, voting or consenting as a separate class, will be required to approve the amendment. We may not authorize or issue, or increase the authorized amount of, any senior securities or parity securities, other than shares of the preferred stock issuable as dividends on the outstanding shares of the preferred stock or otherwise issuable in accordance with the certificates of designation of the preferred stock in effect from time to time, in each case without the approval of the holders of more than 50% of the voting power of the outstanding shares of each series of the preferred stock, with each series voting or consenting as a separate class.

In the exercise of the foregoing voting rights, except as provided in connection with voting on an “as-converted” basis, each share of each series of the preferred stock will have one vote per share. Except as otherwise required by applicable law or as set forth in the certificate of designation of either series of the preferred stock, the shares of such series of the preferred stock will not have any relative, participating, optional or other special voting rights and powers, and the vote or consent of the holders of such series of the preferred stock will not be required for the taking of any corporate action by us.

In addition to any consent required by applicable law, for so long as the initial holders of the Series B preferred stock and their affiliates are the beneficial and record owners of at least 50% of the outstanding shares of Series B preferred stock, we may not enter into or consummate a fundamental change, as defined above, or a “qualifying asset sale” prior to January 6, 2005 without the affirmative vote or consent of holders of the shares of Series B preferred stock representing more than 50% of the voting power of the then outstanding shares of Series B preferred stock, voting or consenting as a separate class. A “qualifying asset sale” is any sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the property and assets of ITC^DeltaCom and its subsidiaries, taken as a whole, including goodwill and corporate franchises, to any person or group, other than any subsidiary of ITC^DeltaCom, so long as the property and assets involved produced more than two-thirds of ITC^DeltaCom’s consolidated annual revenues in at least two of the prior three fiscal years or more than two-thirds of ITC^DeltaCom’s consolidated annual earnings before interest, taxes, depreciation and amortization in at least two of the prior three fiscal years.

So long as any shares of either series of the preferred stock are outstanding and held by specified initial holders of such series, in addition to any vote required by law or the certificate of incorporation (including the certificates of designation of the preferred stock), the affirmative vote or consent of holders of the shares representing more than 50% of the voting power of the then outstanding shares of such series of the preferred stock, voting or consenting as a separate class, is required to approve any proposed amendment of the certificate of designation of the other series of the preferred stock. This vote will not be required with respect to any proposed amendment of the certificate of designation of such other series of preferred stock if specified initial holders of the non-affected series of preferred stock, within ten business days after we have given notice to such holders, notify us that they seek to amend the certificate of designation of the non-affected series in a manner substantially similar to such proposed amendment to the certificate of designation of the other series of preferred stock, and the board of directors declares such amendment advisable and submits such amendment to the holders of the non-affected series of the preferred stock for approval.

Warrants

On October 29, 2002, in connection with our plan of reorganization, we issued a total of 1,020,000 warrants, which we sometimes refer to below as the “Series A warrants,” under a warrant agreement dated as of October 29, 2002 between ITC^DeltaCom and Mellon Investor Services LLC, as warrant agent. On October 6, 2003, in connection with the BTI merger, we issued a total of 3,000,000 warrants, which we sometimes refer to below as the “Series B warrants,” under a warrant agreement dated as of October 6, 2003 between ITC^DeltaCom and Mellon Investor Services LLC, as warrant agent. In the following description, unless the context otherwise requires, we refer to the Series A warrants and Series B warrants collectively as the “warrants.” We also generally refer to both warrant agreements collectively as the “warrant agreement.”

The following table summarizes some of the principal terms of the Series A warrants and Series B warrants. This summary is not complete, and you should review the discussion after the table for a fuller description of the terms of the Series A warrants and Series B warrants.

Term	Series A Warrants	Series B Warrants
Original Issue Date	October 29, 2002	October 6, 2003

Exercise Rights

Exercisability	Exercisable for common stock in whole or in part at any time through October 29, 2007	Exercisable for common stock in whole or in part at any time through October 6, 2010

Exercise price	$5.114 per share of common stock, subject to adjustment	$8.50 per share of common stock, subject to adjustment

Reduction of exercise price for dilutive issuances	Through October 29, 2004	Through October 6, 2005

General. Each warrant is represented by a warrant certificate which entitles the holder thereof to purchase for cash one share of common stock at an exercise price of $5.114 per share, with respect to the Series A warrants, or $8.50 per share, with respect to the Series B warrants. The warrant exercise prices and the number of shares of common stock issuable upon exercise of a warrant are subject to adjustment, as described below. Each Series A warrant is exercisable for common stock at any time during the period ending immediately prior to 5:00 p.m., New York City time, on October 29, 2007. Each Series B warrant is exercisable for common stock at any time during the period ending immediately prior to 5:00 p.m., New York City time, on October 6, 2010. Any warrant not exercised before such expiration date will become void and all rights of the holder in respect of such warrant will cease as of such date.

Exercise. In order to exercise all or any of the warrants represented by a warrant certificate, in addition to required documentation, the holder thereof is required to pay the warrant agent for the account of ITC^DeltaCom the exercise price in cash for the number of warrant shares in respect of which such warrants are then exercised. In addition, holders of warrants that are subject to transfer restrictions under securities laws may, in lieu of paying the exercise price, generally exercise the warrant in accordance with a cashless exercise formula specified in the applicable warrant agreement. Upon the exercise of any warrants in accordance with the warrant agreement, the warrant agent will deliver or cause to be delivered, in such name or names as the holder of such warrants may designate in writing, a certificate or certificates for the number of whole shares of common stock issuable upon exercise of the warrants delivered by such holder for exercise. All shares of common stock issuable by ITC^DeltaCom upon exercise of the warrants must be validly issued, fully paid and nonassessable.

Warrants may not be exercised by any holder for less than 100 shares of common stock unless such holder only owns, in the aggregate, such lesser amount. If fewer than all of the warrants evidenced by a warrant certificate are exercised, a new warrant certificate will be issued for the number of warrants that remain outstanding after such exercise.

We will not be required to issue fractional shares of common stock upon the exercise of warrants. If more than one warrant is presented for exercise in full at the same time by the same holder, the number of full shares of common stock issuable upon the exercise of such warrants will be computed on the basis of the aggregate number of shares purchasable upon exercise of such warrants. If any fraction of a share of common stock would be issuable upon the exercise of any warrants, we may, in our sole discretion, either round such fractional share up to the nearest whole number or pay an amount in cash equal to the market price of such share, as determined on the business day immediately preceding the date the warrant is presented for exercise, multiplied by such fraction, rounded up to the nearest whole cent.

We will pay any and all taxes and governmental charges attributable to the initial issuance of shares of common stock upon the exercise of warrants, except that we will not be required to pay any tax or charge which may be payable in respect of any transfer involved in the issuance of any warrant certificates or any certificates for shares of common stock in a name other than that of the registered holder of a warrant certificate surrendered upon the exercise of a warrant. In the latter event, we and the warrant agent will not be required to issue or deliver such warrant certificates unless or until the person requesting the issuance of the certificates has paid to us the amount of such tax or charge or has established to our satisfaction and the satisfaction of the warrant agent that such tax or charge has been paid.

Holders of warrants will be entitled to exercise their warrants only if (1) a registration statement relating to the exercise of the warrants and issuance of the shares underlying the warrants is then effective under the Securities Act, or (2) the exercise of the warrants and issuance of shares upon such exercise is exempt from the registration requirements of the Securities Act and such shares are qualified for sale or exempt from registration or qualification under the applicable securities laws of the states in which the various holders of the warrants, or other persons to whom it is proposed that such shares be issued upon the exercise of such warrants, reside.

Reservation and Listing of Warrant Shares. We will be required at all times to reserve and keep available, free from preemptive rights, out of our authorized but unissued common stock and/or our authorized and issued common stock held in our treasury, the maximum number of shares of common stock which may be issuable by us from time to time upon the exercise of all outstanding warrants. For so long as the shares issued upon exercise of the warrants are outstanding, we are required to use our reasonable efforts to have such shares quoted on the National Market System of the NASDAQ Stock Market, or listed on a national securities exchange or quoted on a national automated quotation system other than the NASDAQ National Market, on which the common stock is then quoted or listed.

Antidilution Provisions. The warrant agreement contains provisions for adjustment of the exercise price of the Series A warrants and the exercise price of the Series B warrants for dilutive issuances of common stock and stock splits, stock dividends, reverse stock splits, share combinations, recapitalizations, reorganizations, reclassifications and similar transactions affecting the common stock for the same period, under substantially the same circumstances and in substantially the same manner as the provisions for adjustment of the conversion price of the Series A preferred stock and Series B preferred stock, respectively, set forth in the certificate of designation of such series of the preferred stock, as described above under “–Description of Series A Preferred Stock and Series B Preferred Stock–Conversion Rights.” Subject to specified exceptions, if at any time through October 29, 2004, with respect to the Series A warrants, or through October 6, 2005, with respect to the Series B warrants, we issue or sell, or we are deemed to have issued or sold, shares of common stock for no consideration or for a consideration per share less than the exercise price in effect on the date of issuance or sale, or deemed issuance or sale, of such common stock, the exercise price of the warrants will be reduced to a price determined by multiplying the exercise price in effect immediately before the issuance or sale or deemed issuance or sale by the following fraction:

•	the numerator of the fraction will be an amount equal to the sum of (x) the total number of shares of common stock deemed outstanding immediately before such issuance or sale, plus (y) the quotient of the aggregate consideration received or receivable by us upon such issuance or sale divided by the applicable exercise price in effect immediately before such issuance or sale; and

•	the denominator of the fraction will be the total number of shares of common stock deemed outstanding immediately after such issuance.

The exceptions to antidilution adjustments in the exercise prices of the warrants are substantially the same as the exceptions to antidilution adjustments in the conversion prices of the preferred stock.

Upon the occurrence of any event requiring adjustment of the exercise price, each warrant outstanding immediately prior to such event will thereafter evidence the right to purchase, at the adjusted exercise price, that number of shares of common stock, calculated to the nearest one-one hundredth of a share, obtained by (a) multiplying (x) the number of shares covered by such warrant immediately prior to such adjustment of the exercise price by (y) the exercise price in effect immediately prior to such adjustment of the exercise price and (b) dividing the product so obtained by the exercise price in effect immediately after such adjustment of the exercise price.

We will not be required to give effect to any adjustment of the exercise price unless and until the net effect of one or more required adjustments will have resulted in a change of the exercise price by at least 1%. When the cumulative net effect of more than one adjustment will be to change the exercise price by at least 1%, we will give effect to such change to the exercise price.

After the occurrence of any event requiring adjustment of the exercise price, we will give written notice of the adjustment to the holders of the warrants and to the warrant agent. Our notice will state the new exercise price resulting from such event and will set forth in reasonable detail the method we used to calculate the new exercise price and the facts upon which we based our calculation. We generally may choose to provide holders with this information in the quarterly or annual reports we file with the SEC or by written notice to the holders of the warrants. We will be required to give the specified notice within ten business days after the event requiring adjustment of the exercise price or, if earlier, the date on which the adjustment is effective.

Adjustment in Connection With Dividends. If we pay a dividend in property, other than cash, or in securities to all holders of our common stock, other than in a transaction for which the warrant agreement provides for an adjustment of the exercise price, then, after the date of record for determining stockholders entitled to such dividend, each holder of warrants will be entitled, upon exercise thereof for the purchase of any or all of the shares of common stock subject to such warrants, to receive the amount of such property, other than cash, or securities which would have been payable to such holder if such holder had been the holder, on the record date for the determination of stockholders entitled to such dividend, of such shares of common stock purchased upon such exercise.

Fundamental Change. Upon the occurrence of a fundamental change involving ITC^DeltaCom, as defined above under “–Description of Series A Preferred Stock and Series B Preferred Stock–Conversion Rights,” there will be no adjustment of the exercise price. Each warrant then outstanding, without the consent of any holder of warrants, will become exercisable for the kind and amount of shares of capital stock or other securities of ITC^DeltaCom or another issuer, cash or other property receivable upon such fundamental change by a holder of the number of shares of common stock into which such warrants could have been exercised immediately prior to the effective date of such fundamental change, assuming such holder of common stock is not a specified related party to the transaction and such holder of common stock failed to exercise the holder’s rights of election, if any, as to the kind or amount of capital stock or other securities, cash or other property receivable upon such fundamental change. Notwithstanding the foregoing, if such a fundamental change solely provides for cash payments to holders of common stock at a price that is not greater than the current exercise price, a holder of warrants will not have any right to receive such consideration and such holder’s warrants will be automatically canceled upon consummation of such fundamental change. In connection with any fundamental change, effective provisions must be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease, exchange or transfer, or otherwise, so that any resulting or surviving corporation or any transferee in connection with the fundamental change expressly assumes the obligation to deliver to the warrant holders such shares of capital stock, or other securities, cash or other property (1) upon exercise of the warrants, if the warrants remain outstanding, or (2) upon completion of the fundamental change or thereafter as provided in such effective provisions, if the warrants will not remain outstanding. The right conferred under this provision will be the sole right of the holders of the warrants in connection with any fundamental change.

No Rights as Stockholders. The holders of unexercised warrants are not entitled, as such, to any rights of a stockholder of ITC^DeltaCom, including, without limitation, the right to vote or to consent to any action of the stockholders, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of stockholders.

Amendments and Supplements to Warrant Agreement. The warrant agent may, without the consent or concurrence of the holders of the applicable issue of warrants, by supplemental agreement or otherwise, agree with us to make any changes or corrections in the related warrant agreement that:

•	are required to cure any ambiguity or to correct any defect or inconsistent provision or clerical omission or mistake or manifest error in the warrant agreement, provided that such changes or corrections do not and will not adversely affect, alter or change the rights of the holders of the warrants;

•	add to the covenants and agreements of ITC^DeltaCom in the warrant agreement further covenants and agreements of ITC^DeltaCom, or surrender any rights or power reserved to or conferred upon us in the warrant agreement, provided that such changes or corrections do not and will not adversely affect, alter or change the rights of the holders of warrants; or

•	will not, in the good faith opinion of our board of directors, as evidenced by a board resolution, adversely affect, alter or change the rights of the holders of warrants in any material respect.

Amendments or supplements to the warrant agreement that do not meet the foregoing requirements will require the written consent of the holders of a majority of the outstanding warrants, except that the consent of each holder will be required for any amendment or supplement pursuant to which the exercise price would be increased or the number of shares of common stock purchasable upon exercise of warrants would be decreased, other than in accordance with antidilution and other adjustments provided for in the warrant agreement.

Notwithstanding the foregoing, for so long as specified initial holders of the Series A warrants and their affiliates continue to hold at least a majority of such outstanding warrants, the warrant agreement for the Series B warrants may not be amended to provide the holders of the Series B warrants with rights in addition or superior to those provided to the holders of the Series A warrants unless we offer to amend the warrant agreement for the Series A warrants to provide the holders of the Series A warrants with rights no less favorable than those proposed for the holders of the Series B warrants. If specified initial holders of the Series A warrants that are the beneficial and record owners of a majority of the Series A warrants then outstanding notify us within ten business days after they have received notice of such proposed amendment and offer that they seek to have the warrant agreement for the Series A warrants amended to incorporate such no less favorable additional or superior rights, we may not amend the warrant agreement for the Series B warrants unless we concurrently amend the warrant agreement for the Series A warrants. If such specified initial holders of the Series A warrants do not provide such notice to us within ten business days, we will have the right to amend the warrant agreement for the Series B warrants without amending the warrant agreement for the Series A warrants. For so long as specified initial holders of the Series B warrants and their affiliates hold a majority of the outstanding Series B warrants, holders of the Series B warrants will have substantially similar rights with respect to proposed amendments of the warrant agreement for the Series A warrants.

Foreign Ownership Restrictions

Subsidiaries of ITC^DeltaCom hold FCC licenses that authorize the use of specific radio spectrum for common carrier transmissions. Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not directly own or vote, in the aggregate, more than 20% of the equity interests of a common carrier radio licensee. If such a foreign entity seeks to acquire, in the aggregate, more than 25% of the equity interests of the parent of a common carrier radio licensee, it must obtain an FCC ruling permitting the stock acquisition to occur. As applied to common carriers, this review includes national security, law enforcement, foreign policy and trade concerns.

Transfer Agent, Registrar and Warrant Agent

Mellon Investor Services LLC, 200 Galleria Parkway, Atlanta, Georgia 30339, serves as the transfer agent and registrar for the common stock, the Series A preferred stock and the Series B preferred stock and as the warrant agent for the Series A warrants and Series B warrants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

RELATING TO THE OFFERED SECURITIES

The following discussion is a summary of the material U.S. federal income tax considerations that relate to the acquisition, ownership and disposition of the common stock, preferred stock and warrants offered by this prospectus. The following discussion is intended to address only those U.S. federal income tax considerations that are generally relevant to all stockholders and warrant holders, is not exhaustive of all possible tax considerations and is not tax advice. For example, it does not give a detailed description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to a stockholder or warrant holder subject to special treatment under the U.S. federal income tax laws, including, without limitation, insurance companies, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding common stock, preferred stock or warrants as part of a hedging or conversion transaction or straddle, tax-exempt organizations, or foreign corporations and persons who are not citizens or residents of the United States.

The information in this section is based on the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department in effect on the date hereof, which we refer to as the “Treasury Regulations,” current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the following discussion is based. Even if there is no change in applicable law, we cannot assure you that the statements set forth in this discussion will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged. We have received an opinion from our special counsel, Hogan & Hartson L.L.P., to the effect that this discussion, to the extent that it constitutes matters of law or legal conclusions or purports to describe provisions of U.S. federal income tax laws related to the offered securities, is correct in all material respects.

For purposes of this discussion, unless the context otherwise requires, “preferred stock” refers to our Series A preferred stock and Series B preferred stock, and “warrants” refers to our Series A warrants and Series B warrants.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ASSOCIATED WITH THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, PREFERRED STOCK AND WARRANTS, IN LIGHT OF YOUR PERSONAL INVESTMENT CIRCUMSTANCES.

Tax Characterization of Preferred Stock

Preferred stock must be characterized as either “common stock” or “preferred stock” for U.S. federal income tax purposes. The characterization of the Series A preferred stock and the Series B preferred stock for these purposes is relevant both (1) to the tax treatment of payment-in-kind dividends and other distributions of additional preferred stock received with respect to outstanding preferred stock, as discussed below in “Tax Considerations for Holders of Common Stock and Preferred Stock–Distributions of Additional Shares of Preferred Stock,” and (2) to whether taxable dividends are considered to accrue with respect to the preferred stock by reason of the difference between the “issue price” and the “redemption price” of the preferred stock, as discussed below in “Tax Considerations for Holders of Common Stock and Preferred Stock–Constructive Distribution Due to Excessive Redemption Price.”

For purposes of section 305 of the Internal Revenue Code, the term “preferred stock” generally refers to capital stock that, in relation to other classes of capital stock outstanding, enjoys certain limited rights and privileges which are generally associated with specified dividend and liquidation priorities, but does not participate in corporate growth to any significant extent. Thus, capital stock, although denominated as “preferred stock,” will not be treated as “preferred stock” for these purposes if it has a “real and meaningful probability” of actually participating in the earnings and growth of the corporation. Because both the Series A preferred stock and the Series B preferred stock have the right under our certificate of incorporation to participate with the common stock with respect to dividends paid on the common stock and liquidation proceeds and because we believe that there currently is a real and meaningful probability that the preferred stock actually will participate in the earnings and growth of ITC^DeltaCom above and beyond the stock’s stated dividend and liquidation preferences, determined without regard to whether the preferred stock is converted into common stock, we believe that it is more likely than not, and intend to take the position, that the preferred stock will currently be treated as “common stock” for U.S. federal income tax purposes. We cannot assure you, however, that this position will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

For purposes of ascertaining the U.S. federal income tax consequences of a distribution or a “constructive,” or deemed, distribution of additional preferred stock with respect to outstanding preferred stock, the tax characterization of the outstanding preferred stock is determined when the distribution is made, not when the outstanding preferred stock was originally issued. It is possible that circumstances involving our company and capital stock could change after the date of this prospectus such that, at the time of future distributions or constructive distributions on the preferred stock, we no longer will believe that there is a real and meaningful probability that the preferred stock will participate in the earnings and growth of ITC^DeltaCom above and beyond the stock’s stated dividend and liquidation preferences, determined without regard to whether the preferred stock is converted into common stock. If there were such a change in circumstances, we believe that (1) shares of the Series A preferred stock and the Series B preferred stock issued after the date of such a change in circumstances as payment-in-kind dividends on outstanding shares of the applicable series of preferred stock would be treated as “preferred stock” for U.S. federal income tax purposes and (2) all dividend distributions made after that date with respect to the Series A preferred stock and the Series B preferred stock would be considered to have been made with respect to “preferred stock” for U.S. federal income tax purposes. Moreover, although the U.S. federal income tax law is not clear in this respect, it is possible that all constructive distributions due to excessive redemption price, as described below, made after such a change in circumstances also would be considered to have been made with respect to “preferred stock” for U.S. federal income tax purposes.

Tax Considerations for Holders of Common Stock and Preferred Stock

Distributions in General. The amount of any distribution or constructive distribution to you with respect to the preferred stock or common stock generally will be treated as a dividend, taxable as ordinary income to you, to the extent of current or accumulated “earnings and profits” of ITC^DeltaCom, as determined under U.S. federal income tax principles. To the extent the amount of such a distribution exceeds the current and accumulated earnings and profits of ITC^DeltaCom, such distribution will not be treated as a dividend, taxable as ordinary income to you, but rather the excess will be applied against, and will reduce, your tax basis in the preferred stock or common stock on a dollar-for-dollar basis. The amount of any distribution in excess of your tax basis will be treated as capital gain.

ITC^DeltaCom does not have any current or accumulated earnings and profits as of the date of this prospectus. For U.S. federal income tax purposes, earnings and profits generally is determined by computing a corporation’s taxable income, adding back certain items excluded or deducted in determining taxable income that may not be excluded or deducted in computing earnings and profits (such as certain tax exempt income), subtracting certain items not deducted in computing taxable income that may be deducted in computing earnings and profits (such as federal income taxes), and adjusting for certain timing differences attributable to deferred income or accelerated deductions and for certain corporate distributions and changes in capital structure.

Distributions of Additional Shares of Preferred Stock. As discussed under “Description of the Offered Securities–Series A Preferred Stock and Series B Preferred Stock,” our certificate of incorporation permits us to issue shares of preferred stock as “payment-in-kind” dividends on outstanding preferred stock. If the preferred stock is treated as “common stock” for purposes of section 305 of the Internal Revenue Code, such dividend distributions of additional shares of preferred stock, rather than cash, will not be treated as taxable distributions so long as none of the circumstances described in the next sentence apply. If, however, cash or other property distributions are made on the common stock, certain other distributions are made or deemed made with respect to other classes of our capital stock, interest is paid on convertible debt issued by us, or certain other events occur, distributions of additional shares of preferred stock, including payment-in-kind dividends, will be treated as taxable distributions in the same manner as cash distributions.

On the other hand, if any of the preferred stock is treated as “preferred stock” for purposes of section 305, all distributions of additional shares of preferred stock will be treated as taxable dividends in the same manner as cash distributions in all events, whether or not ITC^DeltaCom is making other distributions or payments.

If a distribution of preferred stock is treated as a taxable distribution, the amount of the distribution and the basis of the new shares of preferred stock received will equal the fair market value of the shares on the distribution date. If a distribution of additional shares of preferred stock is not treated as a taxable distribution, stockholders must allocate their basis in their old preferred stock with respect to which the distribution is made between such stock and the new shares received in proportion to the relative fair market values of the old stock and the new shares.

Dividends to Corporate Stockholders. In general, a distribution which is treated as a taxable dividend for U.S. federal income tax purposes and is made to a corporate stockholder with respect to the preferred stock or common stock will qualify for the 70% dividends-received deduction under section 243 of the Internal Revenue Code. We cannot assure corporate stockholders, however, that the amount of distributions made with respect to the preferred stock or common stock that otherwise would be taxable distributions will not exceed the amount of ITC^DeltaCom’s current and accumulated earnings and profits at the time of the distribution. In this regard, as noted above, ITC^DeltaCom does not have any current or accumulated earnings and profits as of the date of this prospectus. Accordingly, we cannot provide assurance that the dividends-received deduction will be available in respect of otherwise taxable distributions on the preferred stock or common stock.

In addition, there are many exceptions and restrictions relating to the availability of the dividends-received deduction, such as restrictions relating to:

•	the holding period of the stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of section 1059 of the Internal Revenue Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate stockholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Constructive Distribution Due to Excessive Redemption Price. Under section 305 of the Internal Revenue Code and related Treasury Regulations, if redeemable preferred stock is “preferred stock” for U.S. federal income tax purposes and the redemption price of the redeemable preferred stock exceeds its issue price by more than a de minimis amount, the excess may be taxable as a constructive distribution. Such a constructive distribution would be taken into account in generally the same manner as original issue discount would be taken into account if the preferred stock were treated as a debt instrument for U.S. federal income tax purposes. We refer to this excess as the “redemption premium.” Under this “accrual rule,” any constructive distribution generally would be treated in the same manner as distributions described above under “–Distributions in General.”

Because the redemption price of the Series A preferred stock and the Series B preferred stock exceeds the issue price of such series of the preferred stock, which is $100 per share, by more than a de minimis amount, if the Internal Revenue Service were successfully to contend that the preferred stock is “preferred stock” within the meaning of section 305 and, thus, subject to the accrual rule, a holder of preferred stock would be required to include the amount of the redemption premium in gross income on an annual basis under a constant yield accrual method, regardless of its regular method of tax accounting, in advance of the receipt of cash attributable to such income, to the extent that ITC^DeltaCom has current or accumulated earnings and profits during the relevant periods. In addition, any additional shares of preferred stock distributed by us in lieu of cash dividend payments on the preferred stock would also bear a redemption premium if the issue price of such shares would be less than their redemption price by more than a de minimis amount. Solely for computing the dividend amount, each share of the preferred stock issued as a payment in-kind dividend will be valued at its liquidation preference of $100. This redemption premium would give rise to additional constructive distributions subject to U.S. federal income tax if the preferred stock were treated as “preferred stock” within the meaning of section 305.

If any of the preferred stock were not treated as “preferred stock” within the meaning of section 305 of the Internal Revenue Code, the accrual rule would not apply to the preferred stock.

Redemption of Preferred Stock. A redemption of shares of preferred stock will be a taxable event. If the redemption is treated as a sale or exchange, you generally will recognize long-term capital gain or loss, if such shares have a holding period in excess of one year, equal to the difference between the amount of cash received and your adjusted tax basis in the shares of preferred stock redeemed, except to the extent that any cash received is attributable to accrued but unpaid dividends on the preferred stock that have been declared, which generally will be subject to the rules discussed above in “–Distributions in General.” A redemption will be treated as a sale or exchange if the redemption:

•	results in a “complete redemption” of the your stock interest in ITC^DeltaCom under section 302(b)(3) of the Internal Revenue Code;

•	is a “substantially disproportionate” redemption with respect to you under section 302(b)(2) of the Internal Revenue Code; or

•	is “not essentially equivalent to a dividend” with respect to you under section 302(b)(1) of the Internal Revenue Code.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and common stock that you actually own, but also shares that you constructively own within the meaning of section 318 of the Internal Revenue Code.

A redemption will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in your stock interest in ITC^DeltaCom, which will depend on your particular facts and circumstances at such time. If, as a result of the redemption, your relative stock interest in ITC^DeltaCom is minimal, you exercise no control over ITC^DeltaCom’s corporate affairs, and you suffer a reduction in your proportionate interest in ITC^DeltaCom, including any stock you constructively own, you generally should be regarded as having suffered a meaningful reduction in your interest in ITC^DeltaCom.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in section 302(b)(3) and section 302(b)(2) of the Internal Revenue Code. A redemption will result in a “complete redemption” if either all of the stock of ITC^DeltaCom actually and constructively owned by you is exchanged in the redemption or all of the stock of ITC^DeltaCom actually owned by you is exchanged in the redemption and you are eligible to waive, and you effectively waive, the attribution of stock of ITC^DeltaCom constructively owned by you in accordance with the procedures described in section 302(c)(2) of the Internal Revenue Code. A distribution to you will be “substantially disproportionate” if the percentage of the outstanding voting stock of ITC^DeltaCom actually and constructively owned by you immediately following the redemption, treating shares of preferred stock exchanged in the redemption as not outstanding, is less than 80% of the percentage of the outstanding voting stock of ITC^DeltaCom actually and constructively owned by you immediately before the redemption, treating shares of preferred stock exchanged in the redemption as outstanding, and immediately following the redemption you own stock representing less than 50% of the total combined voting power of the ITC^DeltaCom stock.

If the redemption does not constitute a sale or exchange, your receipt of cash will be treated as a taxable distribution. For information about the U.S. federal income tax consequences of receipt of a distribution, see generally “–Distributions in General” above. If a redemption is treated as a distribution, your tax basis in the shares of preferred stock redeemed should be added to your basis in other shares of ITC^DeltaCom’s stock actually or constructively owned by you.

Adjustment of Conversion Price of Preferred Stock. In general, antidilution adjustments to the conversion price of preferred stock do not result in constructive distributions. However, an adjustment to the conversion price of the Series A preferred stock or Series B preferred stock, or the failure to make such adjustments, in some circumstances may result in constructive distributions to you with respect to your shares of preferred stock that could be taxable as dividends if ITC^DeltaCom has current or accumulated earnings and profits for the year in which the adjustment arises. In such an event, your tax basis in the preferred stock would be increased by the amount of any such dividend.

Conversion of Preferred Stock into Common Stock. You generally will not recognize gain or loss upon the conversion of shares of preferred stock into shares of common stock, except to the extent of cash, if any, received in lieu of fractional interests in shares of common stock. Upon such conversion, your tax basis in the common stock will be equal to your tax basis in the preferred stock exchanged for the common stock. Your holding period with respect to such common stock will include your holding period for the preferred stock. The receipt of cash, if any, in lieu of a fractional interest in a share of common stock will be taxable as if the fractional share of common stock had been issued and then redeemed for cash. Accordingly, you should generally recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional interest and your tax basis in the fractional interest.

Sale or Other Taxable Disposition of Common Stock or Preferred Stock. Upon a sale or other taxable disposition of preferred stock or common stock, other than an exchange of preferred stock for common stock pursuant to the conversion privilege, you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition of the preferred stock or common stock and your adjusted tax basis in such preferred stock or common stock. The capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock is more than one year. You should consult your own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Tax Considerations for Holders of Warrants

Sale, Expiration or Other Taxable Disposition. Upon the sale or other taxable disposition of a Series A warrant or Series B warrant, you generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of property received for the warrant and your tax basis in the warrant. Such a gain or loss would be long-term capital gain or loss if the warrant has been held for more than one year.

If a warrant expires without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrant. Such a loss will be long-term capital loss if the warrant has been held for more than one year.

Exercise of Warrants. The exercise of a warrant for cash will not be a taxable event to you, except to the extent of cash, if any, received in lieu of fractional interests in shares of common stock. Upon such exercise, your tax basis in the common stock obtained will be equal to the sum of your tax basis in the warrant and the exercise price of the warrant. Your holding period with respect to the common stock will commence on the day the warrant is exercised. The receipt of cash, if any, in lieu of a fractional interest in a share of common stock will be taxable as if the fractional share of common stock had been issued and then redeemed for cash. Accordingly, you should generally recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional interest and your tax basis in the fractional interest.

Adjustment of Exercise Price. In general, antidilution adjustments to the exercise price of warrants do not result in constructive distributions. However, an adjustment to the exercise price of the Series A warrants or Series B warrants, or the failure to make such an adjustment, may result in some circumstances in constructive distributions to you that could be taxable as dividends if ITC^DeltaCom has current or accumulated earnings and profits for the year in which the adjustment arises. In such an event, your tax basis in the warrants would be increased by the amount of any such dividend.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply with respect to payments of dividends on the preferred stock, common stock or warrants and to certain payments of proceeds on the sale, redemption or other taxable disposition of the preferred stock, common stock or warrants. Such payments will be subject to backup withholding at a rate of 28% unless the beneficial owner of such preferred stock, common stock or warrants furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the preferred stock, common stock or warrants are sold to or through a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either the broker determines that the seller is a corporation or other exempt recipient or the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that the seller is an exempt recipient. The term “broker” as defined by Treasury Regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to you is allowable as a credit against your U.S. federal income tax, which may entitle you to a refund, provided that you furnish the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information, but does not do so in the proper manner.

PLAN OF DISTRIBUTION

Securities may be sold or distributed from time to time by the selling securityholders named in this prospectus and, to the extent permitted by their registration rights agreements with ITC^DeltaCom or otherwise, by their donees, pledgees, transferees and other successors in interest. The selling securityholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at varying prices determined at the time of sale or at fixed prices, which may be changed. Each selling securityholder reserves the right to accept or reject, in whole or in part, any proposed purchase of securities, whether the purchase is to be made directly or through agents.

The selling securityholders may offer their securities at various times in one or more of the following transactions, which may include an underwritten offering:

•	in ordinary brokers’ transactions in which the broker-dealer may act as principal or agent and in transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on the NASDAQ SmallCap Market, the NASDAQ National Market or any national securities exchange or quotation service on which the common stock is listed or quoted at the time of sale;

•	in transactions “at the market” to or through market makers in the common stock or other securities or into an existing market for the common stock or other securities;

•	in other ways not involving market makers or established trading markets, including direct sales of the securities to purchasers or sales of the securities effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in a combination of any of the foregoing transactions.

The selling securityholders also may sell their securities in accordance with Rule 144 under the Securities Act.

From time to time, one or more of the selling securityholders may pledge or grant a security interest in some or all of the securities owned by them. If the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time under this prospectus. The selling securityholders also may transfer and donate securities in other circumstances. The amount of securities beneficially owned by selling securityholders will decrease as and when the selling securityholders transfer or donate their securities or default in performing obligations secured by their securities. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the donees, pledgees, other secured parties, transferees or other successors in interest will be selling securityholders for purposes of this prospectus.

The selling securityholders also may enter into hedging transactions. For example, a selling securityholder may:

•	enter into option or other types of transactions that require the selling securityholder to deliver its securities to a broker-dealer or an affiliate thereof or other third party, who may then resell or transfer the securities pursuant to this prospectus; or

•	loan or pledge its securities to a broker-dealer or an affiliate thereof or other third party, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus.

The selling securityholders may use brokers, dealers, underwriters or agents to sell their securities. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions from the selling securitiyholders or the purchasers of the securities. This compensation may be paid by the selling securityholders or the purchasers of the securities of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. Any agents or broker-dealers that participate in the offer and sale of the securities may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholders can presently estimate the amount of such compensation.

If a selling securityholder sells securities in an underwritten offering, the underwriters may acquire the securities for their own account and resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the securities specified in the supplement if they purchase any of the securities.

We have informed the selling securityholders that during such time as they may be engaged in a distribution of the securities, they are required to comply with Regulation M under the Securities Exchange Act. With exceptions, Regulation M prohibits any selling securityholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. These restrictions may affect the marketability of the securities.

We have informed the selling securityholders that they are legally required to deliver copies of this document in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

Under our registration rights agreements with the selling securityholders, we are required to bear the expenses relating to this offering, excluding any underwriting discounts and fees, brokerage and sales commissions, and transfer and documentary stamp taxes, if any. We estimate that these expenses will total approximately $275,000.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless the selling securityholder acquired the securities to be resold in the ordinary course of business and, at the time of its acquisition of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. As a result, any profits on the sale of the securities by selling securityholders who are deemed to be underwriters, and any discounts, commissions or concessions received by any broker-dealers or agents who are deemed to be underwriters, will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to statutory liabilities including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

We have agreed to indemnify the selling securityholders and any underwriters, brokers, dealers or agents and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act.

To comply with the securities laws of states and other jurisdictions, if applicable, the securities offered by this prospectus may not be offered or sold in a particular state or other jurisdiction unless such securities have been registered or qualified for offer and sale in such state or other jurisdiction or an exemption from registration or qualification is available and complied with, and, if so required, may be offered or sold in that state or other jurisdiction only through registered or licensed brokers or dealers.

This offering by any selling securityholder will terminate on the date specified in the selling securityholder’s registration rights agreement with us or, if earlier, on the date on which such selling securityholder’s securities cease to have registration rights under such agreement. Securities held by a selling securityholder generally will cease to have any registration rights under the applicable agreement to the extent that:

•	such securities have been disposed of pursuant to an effective registration statement under the Securities Act;

•	such securities have been sold or transferred in accordance with the requirements of Rule 144 under the Securities Act;

•	such securities have been otherwise transferred or disposed of, certificates therefor not bearing a legend restricting further transfer or disposition thereof shall have been delivered by us and, at such time, subsequent transfer or disposition of such securities shall not require registration of such securities under the Securities Act;

•	specified conditions are met and all of the selling securityholder’s securities may be sold or transferred by such selling securityholder without holding period, volume or manner of offering limitations under the Securities Act and the rules and regulations thereunder;

•	all of the selling securityholder’s securities may be sold or transferred by such selling securityholder within any three-month period in accordance with the requirements of Rule 144; or

•	such securities have ceased to be outstanding.

Subject to the foregoing, we are required to maintain for a minimum of three years the effectiveness of the registration statement of which this prospectus forms a part.

VALIDITY OF SECURITIES

For purposes of this offering, the validity of the common stock, Series A preferred stock, Series B preferred stock, Series A warrants and Series B warrants being registered has been passed upon for us by our special counsel, Hogan & Hartson L.L.P.

EXPERTS

ITC^DeltaCom, Inc. The consolidated balance sheet of ITC^DeltaCom, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the period from October 30, 2002 through December 31, 2002 (Successor Company) and the period from January 1, 2002 through October 29, 2002 (Predecessor Company) and the related financial statement schedules have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of ITC^DeltaCom, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report. After reasonable efforts, we have been unable to obtain Arthur Andersen’s consent to the incorporation by reference in this registration statement of Arthur Andersen’s report with respect to these financial statements. Under these circumstances, applicable SEC rules permit us to file this registration statement without a written consent from Arthur Andersen. The absence of such a consent may limit recovery on certain claims by purchasers of the securities offered by this prospectus. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements incorporated herein by reference which were audited by Arthur Andersen. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to us, may be limited as a practical matter due to the events involving Arthur Andersen.

BTI Telecom Corp. The consolidated financial statements of BTI Telecom Corp. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in the Current Report on Form 8-K of ITC^DeltaCom, Inc. filed with the Securities and Exchange Commission on October 21, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of BTI Telecom Corp. to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following location:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including ITC^DeltaCom, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” some documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We do not incorporate by reference any portion of any document, including any Current Report on Form 8-K, which is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liability of that section unless we expressly state that such information is so deemed to be filed or unless we expressly incorporate such information by reference in this registration statement. Subject to the foregoing, we incorporate by reference the documents listed below and any documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the selling securityholders have sold all of the securities to which this prospectus relates or the offering is otherwise terminated:

1.	our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, which we filed on March 31, 2003;

2.	our amendment to our Annual Report on Form 10-K/A, which we filed on November 19, 2003;

3.	our definitive proxy statement dated November 21, 2003 for our 2003 annual meeting of stockholders, which we filed on November 21, 2003;

4.	our Quarterly Reports on Form 10-Q for our quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003, which we filed on May 15, 2003, August 14, 2003 and November 14, 2003, respectively;

5.	our Current Reports on Form 8-K, which we filed on July 2, 2003 (and amended on July 3, 2003), October 7, 2003, October 21, 2003, December 9, 2003 and December 30, 2003; and

6.	the description of our common stock included in our registration statement on Form 8-A, which we filed on October 29, 2002, including any amendments or reports we file for the purpose of updating that description.

We will provide a copy of any or all of the information we incorporate by reference, at no cost, to each person, including any beneficial owner, to whom this prospectus is delivered. To request a copy of any or all of this information, you should write or telephone us at the following address and telephone number:

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

(706) 385-8000

Attn: Investor Relations

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by ITC^DeltaCom, Inc. (the “Registrant”) in connection with the sale of the securities being registered hereby. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$27,149.09
Blue sky qualification fees and expenses	15,000
Accounting fees and expenses	45,000
Legal fees and expenses	175,000
Document reproduction	5,000
Miscellaneous expenses	7,850.91

Total	$275,000

Item 15. Indemnification of Directors and Officers

Delaware General Corporation Law. The Registrant is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation law. The Registrant’s amended and restated bylaws provide that the Registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or as it may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Registrant’s amended and restated bylaws provide that the Registrant shall indemnify any such person in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the board of directors of the Registrant, except for the commencement of an action by such person to recover the unpaid amount of a claim for indemnification or advancement of expenses that is not paid in full within thirty (30) days after receipt by the Registrant.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Registration Rights Agreements. The registration rights agreements between the Registrant and the selling securityholders named herein provide for the indemnification of the directors and officers of the Registrant and certain controlling persons by the selling securityholders named herein against specified liabilities, including liabilities under the Securities Act.

Item 16. Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

**3.1	Restated Certificate of Incorporation of ITC^DeltaCom, Inc.

4.1	Amended Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (included in Exhibit 3.1).

4.2	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (included in Exhibit 3.1).

4.3	Warrant Agreement, dated as of October 29, 2002 and amended and restated as of October 6, 2003, between ITC^DeltaCom, Inc. and Mellon Investor Services LLC, as Warrant Agent. Filed as Exhibit 4.4 to Current Report on Form 8-K of ITC^DeltaCom, Inc. filed on October 21, 2003 and incorporated herein by reference.

4.4	Warrant Agreement, dated as of October 6, 2003, between ITC^DeltaCom, Inc. and Mellon Investor Services LLC, as Warrant Agent. Filed as Exhibit 4.3 to Current Report on Form 8-K of ITC^DeltaCom, Inc. filed on October 21, 2003 and incorporated herein by reference.

4.5

Specimen representing the Common Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4 to Registration Statement on Form

8-A, dated October 29, 2002, of ITC^DeltaCom, Inc. and incorporated herein by reference.

4.6	Specimen representing the 8% Series A Convertible Redeemable Preferred Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4.2 to Annual Report on Form 10-K, filed on March 31, 2003, and incorporated herein by reference.

*4.7	Specimen representing the 8% Series B Convertible Redeemable Preferred Stock of ITC^DeltaCom, Inc.

*4.8	Form of Series A Common Stock Purchase Warrant.

*4.9	Form of Series B Common Stock Purchase Warrant.

**5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

**8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

*12.1	Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

**23.1.1	Consent of BDO Seidman, LLP regarding the financial statements of ITC^DeltaCom, Inc.

***23.1.2	Consent of Arthur Andersen LLP regarding the financial statements of ITC^DeltaCom, Inc.

**23.1.3	Consent of Ernst & Young LLP regarding the financial statements of BTI Telecom Corp.

**23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

*24.1.1	Power of Attorney of John Almeida, Jr.

*24.1.2	Power of Attorney of R. Gerald McCarley.

*24.1.3	Power of Attorney of Thomas E. McInerney.

*24.1.4	Power of Attorney of Anthony J. de Nicola.

*24.1.5	Power of Attorney of Sanjay Swani.

*24.1.6	General Power of Attorney (included in signature page).

*	Previously filed.
**	Filed herewith.

***	The consent of Arthur Andersen LLP, the former independent public accountants of ITC^DeltaCom, Inc., to the incorporation by reference in this registration statement of the consolidated balance sheets of ITC^DeltaCom, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001, could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended. The absence of such a consent may limit recovery on certain claims by purchasers of the securities registered. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements audited by Arthur Andersen incorporated by reference in this registration statement. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, Inc., may be limited as a practical matter due to the events involving Arthur Andersen.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Point, State of Georgia, on January 23, 2004.

ITC^DELTACOM, INC.

By:	/s/ Larry F. Williams
Larry F. Williams
Chairman and Chief Executive Officer
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed as of January 23, 2004 by the following persons in the capacities indicated.

Signature	Title

/s/ Larry F. Williams	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
Larry F. Williams

/s/ Douglas A. Shumate*	Senior Vice President-Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Douglas A. Shumate

/s/ John Almeida, Jr.*	Director
John Almeida, Jr.

/s/ Donald W. Burton*	Director
Donald W. Burton

/s/ John J. DeLucca*	Director
John J. DeLucca

	/s/ R. Gerald McCarley*	Director
R. Gerald McCarley

	/s/ Campbell B. Lanier, III*	Director
Campbell B. Lanier, III

	/s/ Thomas E. McInerney*	Director
Thomas E. McInerney

	/s/ Anthony J. de Nicola*	Director
Anthony J. de Nicola

	/s/ Sanjay Swani*	Director
Sanjay Swani

	/s/ Robert C. Taylor*	Director
Robert C. Taylor, Jr.

	/s/ William B. Timmerman*	Director
William B. Timmerman

*By:	/s/ Larry F. Williams
Larry F. Williams
(Attorney-in-Fact)

EXHIBIT INDEX

**3.1	Restated Certificate of Incorporation of ITC^DeltaCom, Inc.

4.1	Amended Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (included in Exhibit 3.1).

4.2	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (included in Exhibit 3.1).

4.3	Warrant Agreement, dated as of October 29, 2002 and amended and restated as of October 6, 2003, between ITC^DeltaCom, Inc. and Mellon Investor Services LLC, as Warrant Agent. Filed as Exhibit 4.4 to Current Report on Form 8-K of ITC^DeltaCom, Inc. filed on October 21, 2003 and incorporated herein by reference.

4.4	Warrant Agreement, dated as of October 6, 2003, between ITC^DeltaCom, Inc. and Mellon Investor Services LLC, as Warrant Agent. Filed as Exhibit 4.3 to Current Report on Form 8-K of ITC^DeltaCom, Inc. filed on October 21, 2003 and incorporated herein by reference.

4.5	Specimen representing the Common Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4 to Registration Statement on Form 8-A, dated October 29, 2002, of ITC^DeltaCom, Inc. and incorporated herein by reference.

4.6	Specimen representing the 8% Series A Convertible Redeemable Preferred Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4.2 to Annual Report on Form 10-K, filed on March 31, 2003, and incorporated herein by reference.

*4.7	Specimen representing the 8% Series B Convertible Redeemable Preferred Stock of ITC^DeltaCom, Inc.

*4.8	Form of Series A Common Stock Purchase Warrant.

*4.9	Form of Series B Common Stock Purchase Warrant.

**5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

**8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

*12.1	Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

**23.1.1	Consent of BDO Seidman, LLP regarding the financial statements of ITC^DeltaCom, Inc.

***23.1.2	Consent of Arthur Andersen LLP regarding the financial statements of ITC^DeltaCom, Inc.

**23.1.3	Consent of Ernst & Young LLP regarding the financial statements of BTI Telecom Corp.

**23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

*24.1.1	Power of Attorney of John Almeida, Jr.

*24.1.2	Power of Attorney of R. Gerald McCarley.

*24.1.3	Power of Attorney of Thomas E. McInerney.

*24.1.4	Power of Attorney of Anthony J. de Nicola.

*24.1.5	Power of Attorney of Sanjay Swani.

*24.1.6	General Power of Attorney (included in signature page).

*	Previously filed.
**	Filed herewith.
***	The consent of Arthur Andersen LLP, the former independent public accountants of ITC^DeltaCom, Inc., to the incorporation by reference in this registration statement of the consolidated balance sheets of ITC^DeltaCom, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001, could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended. The absence of such a consent may limit recovery on certain claims by purchasers of the securities registered. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements audited by Arthur Andersen incorporated by reference in this registration statement. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, Inc., may be limited as a practical matter due to the events involving Arthur Andersen.